SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. _____)*

                         James River Bankshares, Inc.
                               (Name of Issuer)

                   Common Stock, $5.00 par value per share
                        (Title of Class of Securities)

                                 470345109
                                (CUSIP Number)

                             Christopher M. Cole
               Vice President and Assistant General Counsel
                          First Virginia Banks, Inc.
                           6400 Arlington Boulevard
                        Falls Church, Virginia  22042
                                (703) 241-4000
                     (Name, Address and Telephone Number
                       of Person Authorized to Receive
                         Notices and Communications)


                                March 3, 2001
                        (Date of Event which Requires
                          Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.:   470345109
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1.   Name of Reporting Person:     First Virginia Banks, Inc.
     S.S. or I.R.S. Identification No. of Above Person:
          I.R.S. Identification No. 54-0497561
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     a.   [ ]          b.   [ ]
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3.   SEC Use Only
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4.   Source of Funds (see Instructions):     WC; OO
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5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e): [ ]
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6.   Citizenship or Place of Organization:   Virginia
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                              7.   Sole Voting Power:            *
Number of
Shares Beneficially           8.   Shared Voting Power:          0*
Owned by
Each Reporting                9.   Sole Dispositive Power:       *
Person With
                              10.  Shared Dispositive Power:     0*
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    *
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12.  Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares
     (See Instructions): [ ]
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13.  Percent of Class Represented by Amount in Row 11:           16.6%**
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14.  Type of Reporting Person (See Instructions):      CO
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*    The shares that are the subject of this filing are purchasable by First
Virginia Banks, Inc. ("First Virginia") upon exercise of an option (the "Option") issued to First Virginia on March 3, 2001, and described in Item 4 of this report. Prior to the exercise of the Option, First Virginia is not entitled to any rights as a stockholder of James River Bankshares, Inc. ("James River") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. First Virginia expressly disclaims beneficial ownership of any of the shares of common stock of James River which are purchasable by First Virginia upon exercise of the Option.

**   The percentage indicated represents the percentage of the total outstanding shares of common stock of James River as of March 3, 2001, taking into consideration the 906,680 shares of James River common stock issuable pursuant to the Option. For the reasons discussed in the footnote above, First Virginia expressly disclaims beneficial ownership of any of the shares of common stock of James River which are purchasable by First Virginia upon exercise of the Option.


Item 1.   Security and Issuer.

     This statement relates to the common stock of James River, $5.00 par value per share ("James River Common Stock"). James River is a Virginia corporation whose principal executive offices are located at 1514 Holland Road, Suffolk, Virginia 23434.

Item 2.   Identity and Background.

     This statement is being filed by First Virginia, a Virginia chartered bank holding company whose principal executive offices are located at 6400 Arlington Boulevard, Falls Church, Virginia 22042.

     To the best of First Virginia's knowledge, during the last five years, neither First Virginia nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has First Virginia or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of First Virginia.

Item 3.   Source and Amount of Funds or Other Consideration.

     It is presently anticipated that shares of James River Common Stock as described in Item 4 would be purchased with working capital funds of First Virginia.

Item 4.   Purpose of Transaction.

     Pursuant to an Agreement and Plan of Reorganization, dated as of March 3, 2001 (the "Agreement"), by and between First Virginia and James River, and in consideration thereof, James River issued an option to First Virginia on March 3, 2001 (the "Option") to purchase, under certain conditions, up to 906,680 shares (the "Option Shares") of James River Common Stock subject to adjustment under certain circumstances at a purchase price of $17.00 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to First Virginia pursuant to a Stock Option Agreement, dated as of March 3, 2001 (the "Option Agreement"), between First Virginia and James River.

     The Agreement provides, among other things, for the merger of James River with and into First Virginia, with First Virginia as the corporation surviving from the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the James River stockholders, regulatory approvals, satisfactory completion of an audit by First Virginia of James River and its subsidiaries and the satisfaction or waiver of various other terms and conditions, each share of James River Common Stock (excluding treasury shares) issued and outstanding shall be converted into .51 shares of the common stock of First Virginia, $1.00 par value per share ("First Virginia Common Stock") (the "Exchange Ratio"). In lieu of receiving First Virginia Common Stock, holders of James River Common Stock may elect to exchange their shares for $24.00 per share in cash, provided that the number of shares that may be exchanged for cash, including shares held by dissenting stockholders, shall not exceed 40% of the shares of James River Common Stock outstanding immediately prior to consummation of the Merger.

     If (i) First Virginia is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, First Virginia may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

     (A) James River shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than First Virginia or any subsidiary of First Virginia) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving James River or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 20 percent or more of the consolidated assets of James River and its subsidiaries, or (3) the issuance, sale or other disposition of 20 percent or more of the voting securities of James River or any of its subsidiaries; or

     (B) any third party (other than First Virginia or any subsidiary of First Virginia) acquires, or obtains the right to acquire, beneficial ownership of 20 percent or more of the outstanding shares of James River Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time; (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or breach of any covenant by James River (each a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event; (iii) 12 months after the termination of the Agreement by First Virginia pursuant to a Default Termination; or (iv) 12 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

     For purposes of the Option Agreement, the term "Preliminary Purchase Event" is defined as (A) the commencement by any third party of a tender or exchange offer to purchase 15 percent or more of the outstanding shares of James River Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the stockholders of James River to approve the Agreement, the failure to hold a meeting of the James River stockholders to approve the Agreement, or the withdrawal or modification in a manner adverse to First Virginia, of the recommendation of James River's Board of Directors with respect to the Agreement.

     The Option Agreement also sets forth that a holder's (including First Virginia's) Total Profit relating to the Option may not exceed $4 million and that the Option may not be exercised for a number of shares of James River Common Stock as would, as of the date of exercise, result in a Notional Total Profit of more than $4 million.

     For purposes of the Option Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by the holder pursuant to James River's repurchase of the Option (or any portion thereof) pursuant to terms set forth in the Option Agreement; (ii) (A) the amount received by the holder pursuant to James River's repurchase of Option Shares under the Option Agreement, less (B) the holder's purchase price for such Option Shares; (iii) (A) the net cash amounts received by the holder pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated person, less (B) the holder's purchase price of such Option Shares; and (iv) any amounts received by the holder on the transfer of the Option (or any portion thereof) to any unaffiliated person.

     For purposes of the Option Agreement, the term "Notional Total Profit" with respect to any number of shares of James River Common Stock as to which First Virginia may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by First Virginia and its affiliates as of such date, were sold for cash at the closing sale price per share of James River Common Stock as quoted on the Nasdaq National Market (or, if James River Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by First Virginia) as of the close of business on the preceding trading day (less customary brokerage commissions).

     At the request of First Virginia at any time, beginning on the first occurrence of certain events (each a "Repurchase Event"), including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of James River Common Stock, and ending upon the earlier of 18 months immediately thereafter or termination of the Option, James River will repurchase from First Virginia (i) the Option, and (ii) all shares of James River Common Stock purchased by First Virginia pursuant to the Option Agreement, at a specified price.

     Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of James River with, or sale by James River of substantially all of its assets to, a third party (other than First Virginia or a subsidiary of First Virginia), the Option must be converted into, or exchanged for, an option, at the election of First Virginia, of the acquiring corporation or any person that controls the acquiring corporation (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

     A copy of the Agreement and the Option Agreement is incorporated by reference herein as Exhibits 1 and 2, respectively, and the foregoing summary is qualified in its entirety by reference thereto.

Item 5.   Interest in Securities of James River.

     The 906,680 shares of James River Common Stock which are purchasable by First Virginia upon exercise of the Option are equal to approximately 19.9 percent of James River Common Stock, based on the 4,556,219 shares of James River Common Stock issued and outstanding on March 3, 2001, before taking into consideration the 906,680 shares of James River Common Stock that would be issued pursuant to the Option.

     The Option contains anti-dilution provisions which provide that the number of shares of James River Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in James River Common Stock or the subdivision or reclassification of James River Common Stock, as set forth in the Option Agreement. If any additional shares of James River Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option), shall be adjusted so that such number of shares following such issuance shall not exceed the lesser of (i) 19.9 percent of the number of shares of James River Common Stock then issued and outstanding without giving effect to the Option, and (ii) that minimum number of shares of James River Common Stock which when aggregated with any other shares of James River Common Stock beneficially owned by First Virginia or any Affiliate thereof would cause the provisions of certain Virginia takeover laws to be applicable to the Merger.

     First Virginia expressly disclaims any beneficial ownership of the shares of James River Common Stock which are purchasable by First Virginia upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

     Other than as set forth in this Item 5 and except with respect to 5,554 shares of James River Common Stock held by a First Virginia subsidiary in a fiduciary capacity, to the best of First Virginia's knowledge (i) neither First Virginia nor any subsidiary or affiliate of First Virginia or any of its or their executive officers or directors beneficially owns any shares of James River Common Stock, and (ii) there have been no transactions in the shares of James River Common Stock effected during the past 60 days by First Virginia, nor to the best of First Virginia's knowledge, by any subsidiary or affiliate of First Virginia or any of its or their executive officers or directors.

     No other person is known by First Virginia to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the James River Common Stock obtainable by First Virginia upon exercise of the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of James River.

     Other than the Agreement, including the Option Agreement, a copy of which (excluding certain exhibits) is incorporated by reference herein, to the best of First Virginia's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of James River.

Item 7.   Material to be Filed as Exhibits.

     The Agreement and the Option Agreement are filed herewith as Exhibits 1 and 2, respectively.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         FIRST VIRGINIA BANKS, INC.

                                         /s/ Richard F. Bowman
                                         -----------------------
Date:   March 9, 2001              By:   Richard F. Bowman
                                         Executive Vice President, Treasurer and
                                          Chief Financial Officer

                              APPENDIX TO ITEM 2

                                             Principal occupation or
                         Position with       employment, name of business,
                         First Virginia      principal business, and
Name                     Banks, Inc.         principal business address
----                     --------------      -----------------------------
Barry J. Fitzpatrick     Director (Class A)  Chairman of the Board, President
                                              and Chief Executive Officer
                                             First Virginia Banks, Inc.
                                             6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

Lawrence T. Jennings     Director (Class A)  Chairman of the Board and Chief
                                              Executive Officer
                                             L. F. Jennings, Inc.
                                             405 N. Washington Street
                                             Falls Church, Virginia 22046

W. Lee Phillips, Jr.     Director (Class A)  Retired

Albert F. Zettlemoyer    Director (Class A)  Retired

Edward L. Breeden, III   Director (Class B)  Of Counsel
                                             Breeden, Salb, Beasley & DuVall,
                                              P.L.C.
                                             First Virginia Tower, Suite 1210
                                             555 Main Street
                                             Norfolk, Virginia 23510-2230

Eric C. Kendrick         Director (Class B)  President
                                             Mereck Associates, Inc.
                                             Post Office Box 7098
                                             Arlington, Virginia 22207-0098

Robert M. Rosenthal      Director (Class B)  Chairman of the Board, President
                                              and Chief Executive Officer
                                             Geneva Enterprises Inc.
                                             1100 S. Glebe Road
                                             Arlington, Virginia 22204

Robert H. Zalokar        Director (Class B)  Retired

Paul H. Geithner, Jr.    Director (Class C)  Retired

L. H. Ginn, III          Director (Class C)  Partner
                                             Ginn & Ginn
                                             2 Clarke Road
                                             Richmond, Virginia 23226

                                             Principal occupation or
                         Position with       employment, name of business,
                         First Virginia      principal business, and
Name                     Banks, Inc.         principal business address
----                     --------------      -----------------------------
Edward M. Holland, Esq.  Director (Class C)
                                             Post Office Box 985
                                             Arlington, Virginia 22216

Lynda S. Vickers-Smith   Director (Class C)  President
                                             Snell Construction Corporation
                                             4600 N. Fairfax Drive, Suite
                                             1000
                                             Arlington, Virginia 22203

Shirley C. Beavers, Jr.  Senior Executive    First Virginia Banks, Inc.
                         Vice President      6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

Richard F. Bowman        Executive Vice      First Virginia Banks, Inc.
                         President, Trea-    6400 Arlington Boulevard
                         surer, and Chief    Falls Church, Virginia
                         Financial Officer   22042-2336

Raymond E. Brann, Jr.    Executive Vice      First Virginia Banks, Inc.
                         President           6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

Douglas M. Church, Jr.   Senior Vice         First Virginia Banks, Inc.
                         President           6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

Thomas P. Jennings       Senior Vice         First Virginia Banks, Inc.
                         President and       6400 Arlington Boulevard
                         General Counsel     Falls Church, Virginia
                                             22042-2336

John P. Salop            Senior Vice         First Virginia Banks, Inc.
                         President           6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

Melodye Mayes Tomlin     Senior Vice         First Virginia Banks, Inc.
                         President and       6400 Arlington Boulevard
                         General Auditor     Falls Church, Virginia
                                             22042-2336



                                             Principal occupation or
                         Position with       employment, name of business,
                         First Virginia      principal business, and
Name                     Banks, Inc.         principal business address
----                     --------------      -----------------------------
Barbara J. Chapman       Vice President and  First Virginia Banks, Inc.
                         Secretary           6400 Arlington Boulevard
                                             Falls Church, Virginia
                                             22042-2336

                                                           Exhibit 1

                     AGREEMENT AND PLAN OF REORGANIZATION

                                   between

                          FIRST VIRGINIA BANKS, INC.

                                     and

                         JAMES RIVER BANKSHARES, INC.






                                March 3, 2001

                              INDEX

                                                             Page



ARTICLE 1. THE MERGER. . . . . . . . . . . . . . . . . . . . .1

    1.1  The Merger. . . . . . . . . . . . . . . . . . . . . .1
    1.2  Effective Date and Closing Date . . . . . . . . . . .3
    1.3  Dissenting James River Stockholders . . . . . . . . .3
    1.4  Employee Benefits . . . . . . . . . . . . . . . . . .4
    1.5  Merger of James River's Subsidiary Banks. . . . . . .5
    1.6  Execution of Stock Option Agreement . . . . . . . . .5
    1.7  Execution of an Agreement with Directors. . . . . . .5
    1.8  Directorships and Director Compensation . . . . . . .5
    1.9  Directors and Officers Insurance
          and Indemnification. . . . . . . . . . . . . . . . .6
    2.0  Certain Definitions . . . . . . . . . . . . . . . . .7


ARTICLE II.  EVENTS PRECEDING EFFECTIVENESS. . . . . . . . . .8

    2.   Events. . . . . . . . . . . . . . . . . . . . . . . .8

ARTICLE III.  REPRESENTATIONS AND WARRANTIES.. . . . . . . . .9

    3.1  Representations and Warranties of James River . . . .9
         (a)  Organization and Authority . . . . . . . . . . .9
         (b)  Capital Structure. . . . . . . . . . . . . . . .9
         (c)  Corporate Authority. . . . . . . . . . . . . . .9
         (d)  Subsidiaries . . . . . . . . . . . . . . . . . 10
         (e)  Financial Statements . . . . . . . . . . . . . 10
         (f)  Absence of Undisclosed Liabilities . . . . . . 11
         (g)  No Material Adverse Changes. . . . . . . . . . 11
         (h)  Tax Matters. . . . . . . . . . . . . . . . . . 11
         (i)  Property . . . . . . . . . . . . . . . . . . . 12
         (j)  Litigation . . . . . . . . . . . . . . . . . . 13
         (k)  Contracts and Commitments. . . . . . . . . . . 13
         (l)  Accuracy of Information Supplied . . . . . . . 14
         (m)  Employee Benefit Plans . . . . . . . . . . . . 15
         (n)  Defined Benefit and Deferred Contribution
              Plans. . . . . . . . . . . . . . . . . . . . . 15
         (o)  Environmental Matters. . . . . . . . . . . . . 16
         (p)  Loan Portfolio . . . . . . . . . . . . . . . . 17
         (q)  Compliance with Laws . . . . . . . . . . . . . 17
         (r)  Insurance. . . . . . . . . . . . . . . . . . . 18
         (s)  Charter Provisions . . . . . . . . . . . . . . 18
         (t)  Investment Advisers. . . . . . . . . . . . . . 18
         (u)  Minute Books . . . . . . . . . . . . . . . . . 19
         (v)  Repurchase Agreements; Derivatives . . . . . . 19

    3.2  Representations and Warranties of First Virginia. . 19

         (a)  Organization, Standing and Power . . . . . . . 19
         (b)  Capital Structure. . . . . . . . . . . . . . . 20
         (c)  Authority. . . . . . . . . . . . . . . . . . . 20
         (d)  Financial Statements . . . . . . . . . . . . . 21
         (e)  No Material Adverse Change . . . . . . . . . . 21
         (f)  Accuracy of Information Supplied . . . . . . . 21
         (g)  First Virginia Common Stock to be Issued . . . 22
         (h)  Litigation . . . . . . . . . . . . . . . . . . 22

ARTICLE IV.  CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE
DATE.. . . . . . . . . . . . . . . . . . . . . . . . . . . . 22

    4.1  Conduct of the Business of James River and its
         Subsidiaries Prior to the Effective Date. . . . . . 22
    4.2  Forbearances. . . . . . . . . . . . . . . . . . . . 23
    4.3  No Solicitation . . . . . . . . . . . . . . . . . . 24
    4.4  Compliance with Tax-Free Provisions . . . . . . . . 25
    4.5  Access and Information. . . . . . . . . . . . . . . 25
    4.6  Confidentiality . . . . . . . . . . . . . . . . . . 25
    4.7  Consents. . . . . . . . . . . . . . . . . . . . . . 26
    4.8  Meeting of James River Stockholders . . . . . . . . 26
    4.9  Affiliates of James River . . . . . . . . . . . . . 26
    4.10 Insurance Applications. . . . . . . . . . . . . . . 26
    4.11 Applications to the Virginia State Corporation
         Commissioner. . . . . . . . . . . . . . . . . . . . 27
    4.12 Federal Reserve Applications. . . . . . . . . . . . 27
    4.13 Changes Requested by First Virginia . . . . . . . . 27

ARTICLE V.  COVENANTS OF FIRST VIRGINIA. . . . . . . . . . . 27

    5.1  Issuance of Stock and Payment of Cash . . . . . . . 27
    5.2  Stock Adjustments . . . . . . . . . . . . . . . . . 27
    5.3  Preparation of Registration Statement . . . . . . . 28
    5.4  Application to the Virginia State Corporation
         Commission. . . . . . . . . . . . . . . . . . . . . 28
    5.5  Federal Reserve Applications. . . . . . . . . . . . 28

ARTICLE VI. CONDITIONS PRECEDENT TO FIRST VIRGINIA'S
            OBLIGATIONS HEREUNDER. . . . . . . . . . . . . . 28

    6.1  Representations, Warranties . . . . . . . . . . . . 28
    6.2  No Adverse Changes. . . . . . . . . . . . . . . . . 29
    6.3  Audit of James River and its Subsidiaries . . . . . 29
    6.4  Legal Opinion . . . . . . . . . . . . . . . . . . . 29
    6.5  Events Preceding the Effective Date . . . . . . . . 29
    6.6. No Adverse Proceedings. . . . . . . . . . . . . . . 29

ARTICLE VII.  CONDITIONS PRECEDENT TO JAMES RIVER'S OBLIGATIONS
           HEREUNDER. . . . . . . . . . . . . . . . . . . . .30

    7.1  Representations, Warranties and Covenants. . . . . .30
    7.2  Events Preceding the Effective Date. . . . . . . . .30
    7.3  No Adverse Proceedings or Events . . . . . . . . . .30
    7.4  No Adverse Changes . . . . . . . . . . . . . . . . .30
    7.5. Legal Opinion. . . . . . . . . . . . . . . . . . . .30
    7.6  Fairness Opinion . . . . . . . . . . . . . . . . . .31

ARTICLE VIII.  TAX OPINION AND RESTRICTIONS CONCERNING THE
             RESALE OF FIRST VIRGINIA COMMON STOCK BY
             AFFILIATES OF JAMES RIVER. . . . . . . . . . . .31

    8.1  Tax Opinion. . . . . . . . . . . . . . . . . . . . .31
    8.2  Restrictions on Affiliates . . . . . . . . . . . . .31

ARTICLE IX.  TERMINATION, AMENDMENT AND SURVIVAL OF
           REPRESENTATIONS. . . . . . . . . . . . . . . . . .32

    9.1  Amendment. . . . . . . . . . . . . . . . . . . . . .32
    9.2  Termination. . . . . . . . . . . . . . . . . . . . .32
    9.3  Survival of Representations and Covenants. . . . . .33
    9.4  Expenses . . . . . . . . . . . . . . . . . . . . . .33
    9.5  Notices. . . . . . . . . . . . . . . . . . . . . . .34
    9.6  Entire Agreement in Effect . . . . . . . . . . . . .34
    9.7  General. . . . . . . . . . . . . . . . . . . . . . .34
    9.8  Governing Law. . . . . . . . . . . . . . . . . . . .34

                     AGREEMENT AND PLAN OF REORGANIZATION



    THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement")dated this 3rd day of March, 2001 by and between FIRST VIRGINIA BANKS, INC. ("First Virginia"), a Virginia corporation with its main office at 6400 Arlington Boulevard, Falls Church, Virginia22042-2336 and JAMES RIVER BANKSHARES, INC. ("James River"), a Virginia corporation and a registered bank holding company, with its main office at 1514 Holland Road, Suffolk, Virginia 23434(First Virginia and James River each being referred to herein asa "Party" and collectively referred to herein as "Parties").

                              W I T N E S E T H:


    WHEREAS, the Boards of Directors of First Virginia and James River deem it advisable and in the best interests of the Parties and their stockholders that James River be acquired by First Virginia through a merger (the "Merger") of James River with and into First Virginia pursuant to a Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

    WHEREAS, as an inducement for First Virginia to enter into this Agreement, James River and First Virginia are entering into a Stock Option Agreement simultaneously with the execution and delivery of this Agreement pursuant to which James River is granting to First Virginia an option to purchase shares of James River Common Stock; and

    WHEREAS, the Parties desire to provide for certain undertakings, conditions, warranties, representations and covenants in connection with the transactions contemplated hereby.

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the Parties agree as follows:


                                  ARTICLE 1.

                                  THE MERGER

    1.1 The Merger. Upon performance of all covenants and obligations of the Parties contained in this Agreement and upon the terms and conditions contained herein, on the Effective Date of the Merger, James River shall be merged with and into First Virginia, pursuant to the Plan of Merger, the terms of which are incorporated herein by reference to the same extent as if fully set forth herein. The Plan of Merger provides for the terms of the Merger, the mode of carrying the same into effect and the basis and manner of converting the outstanding shares of James River Common Stock, $5.00 par value per share (the "James River Common Stock") into shares of First Virginia Common Stock, $1.00 par value per share (the "First Virginia Common Stock"). As a result of the Merger, each share of James River Common Stock outstanding on the Effective Date (other than "Dissenting Shares"as hereinafter defined) will be converted into .51 shares of First Virginia Common Stock, proportionately adjusted for any stock split, stock dividends or other similar capital adjustments between the date of this Agreement and the Effective Date. No fractional shares of First Virginia Common Stock shall be issued to James River stockholders. In lieu thereof, each James River stockholder shall receive upon surrender of his James River Common Stock an amount in cash equal to the amount of any fractional share he would otherwise be entitled to receive multiplied by the average of the closing prices per share of First Virginia Common Stock as reported by The Wall Street Journal under the heading "New York Stock Exchange--Composite Transactions" or any comparable heading then in use, for each of the last ten trading days ending on the Effective Date of the Merger.

    Holders of shares of James River Common Stock will be given the option of exchanging their shares for $24.00 per share in cash, provided that the number of shares that may be exchanged for cash, when added to Dissenting Shares (as defined in Section1.3), shall not exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date. The cash election must be made no later than the time James River stockholders vote on the Merger and once such vote has been taken, cash elections shall be irrevocable. If the aggregate of(i) shares for which a cash election is made and (ii) Dissenting Shares exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date of the Merger, First Virginia first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer shares of James River Common Stock (if such holder has submitted all his shares for cash exchange) and then will pay cash for shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for First Virginia Common Stock at the exchange ratio provided above.

    Stockholders who elect to exchange some or all of their shares of James River Common Stock for cash must elect cash at or prior to the meeting of James River stockholders referred to in Paragraph 4.8. If the Merger is approved by James River stockholders at this meeting, a stockholder's election to receive cash is irrevocable.

    On the Effective Date of the Merger, outstanding options to acquire James River Common Stock ("James River Options") shall be converted, based on the exchange ratio stated above, into options to acquire First Virginia Common Stock ("First Virginia Options"). The exercise price per share of First Virginia Common Stock under a First Virginia Option shall be equal to the exercise price of James River Common Stock under the James River Option divided by the exchange ratio (rounded up to the nearest cent). First Virginia will honor the terms and provisions of each stock option that is converted except that First Virginia may amend (a) the exercise price and the number of shares of First Virginia Common Stock that will be covered by the option, which shall be adjusted for the conversion of James River Common Stock to First Virginia Common Stock and (b) the plan administrator, which will be changed to substitute First Virginia's Management Compensation and Benefits Committee as the new administrator.

    1.2 Effective Date and Closing Date. The Effective Date of the Merger shall be the date specified in the Articles of Merger filed with the Virginia State Corporation Commission pursuant to the Virginia Stock Corporation Act. The Closing Date shall be the date when all documents, including officers' certificates, legal opinions, shareholder resolutions and agreements shall be exchanged between the parties hereto. The Closing Date shall be a date mutually agreed to by First Virginia and James River but in any case shall be no later than five business days from the date of James River's Special Meeting of Stockholders called to consider the Merger.

    1.3 Dissenting James River Stockholders. Not withstanding anything in this Agreement to the contrary, shares of James River Common Stock which are issued and outstanding immediately prior to the Effective Date of the Merger and which are held by a stockholder who has exercised in accordance with applicable law the right (to the extent such right is available by law) to demand and receive payment of the fair value of his shares of James River Common Stock ("Dissenting Shares" and the holders of Dissenting Shares being "Dissenting Stockholders") pursuant to the Virginia Stock Corporation Act ("VSCA") shall not be converted into or be exchangeable for the right to receive the consideration provided in Section 1.1 of this Agreement, unless and until such holder shall fail to perfect his right to receive payment of such fair value or shall have effectively withdrawn or lost such right. If such holder shall have so failed to perfect his right to receive payment of such fair value or shall have effectively withdrawn or lost such right, each of his shares of James River Common Stock shall thereupon be deemed to have been converted into, at the Effective Date of the Merger, the right to receive shares of First Virginia Common Stock as provided in Paragraph 1.1. Prior to the Effective Date, James River shall comply with all notice and other provisions of the VSCA and shall keep First Virginia fully advised thereof and shall give First Virginia prompt notice of any demands received from Dissenting Stockholders and the opportunity to participate in all negotiations and proceedings with respect to any such demands. James River shall not, except with the prior written consent of First Virginia, voluntarily make any payment with respect to or settle any such demands for payment.

    1.4 Employee Benefits. Employees of James River and its subsidiaries (each direct or indirect subsidiary of James River described in Section 3.1(d) hereof is hereinafter referred to as"Subsidiary" or collectively as the "Subsidiaries") will be eligible to participate in all of First Virginia's employee benefit programs, provided they meet the eligibility requirements of those programs. Service with James River and its Subsidiaries shall be considered service with First Virginia for purposes of eligibility and vesting as described below:

         (a) James River's employees will receive credit under the First Virginia Pension Trust Plan for their prior service with James River for purposes of determining eligibility and vesting, but not for determining accrued benefits.

         (b) James River's Defined Contribution Plan (which is a 401k plan) will either be terminated or merged into the Employees Thrift Plan of First Virginia Banks, Inc. (the "Thrift Plan") at First Virginia's sole discretion. For purposes of determining eligibility under the Thrift Plan, James River employees would be credited with years of employment with James River prior to the Effective Date. James River's 401k plan maybe amended prior to the Effective Date to accelerate vesting for plan participants provided (1) such acceleration does not violate any law or regulation or (2) there are no additional costs to First Virginia or James River other than de minimus administrative expenses.

         (c) With respect to First Virginia's Nonqualified Employee Profit Sharing Plan, all eligible employees of James River and its Subsidiaries as of the Effective Date of the Merger shall be eligible to participate in that plan and to participate in the benefits for the plan year in which the Merger is completed (which participation in the year of Merger will be pro-rated based on the period of time during that year that employees of James River and its Subsidiaries are covered by that plan).

         (d) Any sick or vacation leave that has been accrued by any employee of James River or its subsidiaries as of the Effective Date shall not be disturbed but must be used in full by December 31, 2001.

         (e) Existing management contracts, severance plans, deferred compensation, split dollar insurance and supplemental income agreements of James River and its Subsidiaries will be honored by First Virginia (a list of which is disclosed in a letter from James River's Chief Financial Officer dated as of the date of this Agreement) provided such plans, contracts, or agreements have not been changed (except for one supplemental income agreement previously disclosed to First Virginia) since the commencement of negotiations between James River and First Virginia, and First Virginia will make reasonable efforts to retain the officers and employees of James River and its Subsidiaries. First Virginia shall honor the terms of the James River severance plans for six months after the Effective Date, at which time First Virginia may discontinue them and James River employees will be subject to the First Virginia severance plan.

         (f) For purposes of eligibility only but not for purposes of determining the level of subsidies, service with James River and its Subsidiaries shall be considered service for First Virginia with respect to the First Virginia Post Retirement Medical Program. All employees of James River and its Subsidiaries as of the Effective Date who participate in the James River medical plan will be able to participate in the First Virginia medical plan without limitations of pre-existing conditions.

         (g) With respect to those James River employees who have Change of Control provisions in their agreements, First Virginia will amend those agreements so that those employees will have only one year from the date of this Agreement to exercise their termination rights.

    1.5 Merger of James River's Subsidiary Banks. Following the effective date of the Merger, each of James River's subsidiary banks shall be merged into a First Virginia subsidiary bank in their current geographic area.

    1.6 Execution of Stock Option Agreement. Immediately after the execution of this Agreement by the Parties and as a condition thereto, James River is executing and delivering to First Virginia a Stock Option Agreement under which First Virginia will have the option to purchase shares of James River Common Stock.

    1.7 Execution of Agreements with Directors. As a condition of executing this Agreement, each director of James River will execute a Support Agreement substantially in the form attached hereto as Exhibit C. Within sixty days of the date of this Agreement, James River will use its best efforts to cause each director of a James River Subsidiary Bank to execute a Support Agreement.

    1.8 Directorships and Director Compensation. Following the Effective Date, each member of the Board of Directors of James River shall become a member of the Board of Directors of the First Virginia subsidiary bank serving the area where such director resides and will be eligible to continue serving on that Board through December, 2002, at which time First Virginia shall determine whether he should continue to serve as a director. Each nonemployee member of the Board of Directors of James River who serves as a director of one of First Virginia's subsidiary banks will continue receiving director fees at the same rate per meeting plus monthly retainer that the director received as a director of James River through the December board meeting in 2002. Following that meeting, such director (if retained) will then be paid the fees paid to other directors of that First Virginia subsidiary bank. Any James River director whose age exceeds the retirement age as of the date of this Agreement or who reaches the retirement age prior to December 2002, will continue to be eligible to serve as director of one of First Virginia's subsidiary bank's board until December 2002, at which time such director will be subject to the retirement policy of that bank for directors.

         Following the Effective Date, only those directors of the James River Subsidiary Banks who are not directors of James River and who sign the Support Agreement described in Section 1.8 above will become Advisory Board members for the First Virginia subsidiary bank that serves the area where they reside. For their service as an Advisory Board member, through December 2001, nonemployee directors will be paid directors' fees at the First Virginia Advisory Board director rate and a monthly retainer as they currently receive as directors of one of James River's Subsidiary Banks. Following the December, 2001 meeting, eligible James River directors who are reelected will then receive only the fees paid to other advisory directors of that First Virginia subsidiary bank. Those directors of James River's Subsidiary Banks whose age exceeds the retirement age for a bank director as of the date of this Agreement or who reach the retirement age prior to December, 2001, will continue to be eligible to serve on the Advisory Board (provided they have signed the Support Agreement) until December 2001, at which time they will be subject to the retirement policy of that bank for directors. The First Virginia subsidiary banks may discontinue the Advisory Boards after December, 2002.

     1.9 Directors and Officers Insurance Indemnification. First Virginia shall purchase and keep in force for a period of three years after the Effective Date directors' and officers' liability insurance providing coverage to directors and officers of James River for acts or omissions occurring prior to the Effective Date. Such insurance shall provide at least the same coverage and amounts as contained in James River's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on James River's policy in effect as of the date hereof (the"Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, First Virginia will use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. For a period of three years, First Virginia(or any First Virginia Subsidiary) further agrees to indemnify all individuals who are or have been officers or directors of James River or any James River Subsidiary prior to the Effective Date, to the fullest extent that such indemnification is provided pursuant to the Articles of Incorporation and Bylaws of James River (or one of its subsidiaries) on the date hereof and is permitted under the Virginia Stock Corporation Act.

    2.0 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

         (a) the term "disclosed in writing" by a party shall mean information set forth in one or more written disclosure letters delivered by that party to the other party on or prior to March 19, 2001.

         (b) "material" means material to James River or First Virginia (as the case may be) and its respective subsidiaries, taken as a whole, and determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement with respect to materiality shall determine materiality in that instance.

         (c) "Material Adverse Effect," with respect to a party shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, (i) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or shareholders equity of a party and the Subsidiaries of such party taken as a whole, or (ii) materially impairs the ability of a party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) actions and omissions of a party taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (b) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement or relating to any litigation arising as a result of the Merger; provided that with respect to James River, only if and to the extent any such expenses payable to third parties are disclosed by James River or incurred by James River following the date hereof as permitted by this Agreement.

         (d) "person" includes an individual, corporation, partnership, limited liability company, association, trust or unincorporated organization.

         (e) "to the knowledge of" or "to the best of the knowledge of" James River or First Virginia or similar phrases includes the knowledge of the current directors and the current executive officers after due inquiry (including the knowledge of the chief executive officer and chief financial officer after due inquiry) of James River or First Virginia, as the case may be.


                                 ARTICLE II.

                       EVENTS PRECEDING EFFECTIVENESS.

    2. Events. On or before the Effective Date the following shall have occurred:

         (a) a majority of the entire Boards of Directors of First Virginia and James River shall have approved this Agreement;

         (b) the Federal Reserve shall have approved the merger of James River into First Virginia pursuant to the Bank Holding Company Act and the acquisition of all of James River's Subsidiaries and the time period for Department of Justice review has expired without any intervention or threatened action by that department having been received;

         (c) the Bureau of Financial Institutions of the Virginia State Corporation Commission shall have approved the Merger pursuant to the provisions of the Code of Virginia;

provided, however, that no approval or consent to be obtained pursuant to
Section 2(b) or 2(c) shall have imposed any condition or requirement which would materially impact the economic or business benefits to First Virginia of the transactions contemplated herein so as to render inadvisable the consummation of the Merger;

         (d) a registration statement on Form S-4 containing the proxy statement for James River shall have been filed with the Securities and Exchange Commission (the "SEC") pertaining to the shares of First Virginia Common Stock to be issued in connection with this Agreement and the Plan of Merger (the "Registration Statement"), the Registration Statement shall have become effective, and no stop order shall have been entered with regard to such Registration Statement;

         (e) this Agreement and the Plan of Merger shall have been submitted to the stockholders of James River and approved by an affirmative vote of the holders of more than two-thirds of all the outstanding shares of James River entitled to vote; and

         (f) Articles of Merger containing the provisions required by, and executed in accordance with the Virginia Stock Corporation Act (the "Articles of Merger"), shall have been filed with the Virginia State Corporation Commission.

                                 ARTICLE III.

                       REPRESENTATIONS AND WARRANTIES.

    3.1 Representations and Warranties of James River. James River represents and warrants to First Virginia, to the best of the knowledge of James River, the following:

         (a) Organization and Authority. James River is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. Each of James River's Subsidiaries is duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Each has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as otherwise disclosed in writing. James River and its Subsidiaries have delivered to First Virginia complete and correct copies of (1) their charters and all amendments thereto to the date hereof and (2) their Bylaws as amended to the date hereof.

         (b)  Capital Structure.

              (1) As of the date of this Agreement, the authorized capital stock of James River consists of 10,000,000 shares of Common Stock, $5.00 par value per share and 2,000,000 shares of Preferred Stock, $5.00 par value per share. As of the date hereof, 4,556,219 shares of James River Common Stock are outstanding, all of which were validly issued, fully paid and nonassessable and there are options outstanding to purchase 263,513 shares of Common Stock, and there are no outstanding shares of Preferred Stock. Except for options issued to employees and directors pursuant to stock option plans and except for the stock option granted to First Virginia pursuant to the Stock Option Agreement of even date hereof, no other options to purchase James River Common Stock have been issued.

              (2) Other than the options mentioned above in subparagraph 3.1(b)(1), James River has no commitments to issue or sell any such shares or any securities or obligations convertible into or exchangeable for such shares, or given any person the right to subscribe for or acquire any such shares and no securities or obligations representing such rights are outstanding.

         (c) Corporate Authority. The execution of this Agreement and the Plan of Reorganization and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of James River. This Agreement and the Plan of Reorganization are valid and binding obligations of James River and no further corporate authorization on the part of James River is necessary to consummate the transactions contemplated hereby or thereby except the approval of the stockholders of James River pursuant to applicable law. Except as otherwise disclosed in writing to First Virginia, to the knowledge of James River, neither the execution and delivery of this Agreement and the Plan of Merger nor the consummation in accordance with the terms of the transactions contemplated hereby and thereby nor compliance by James River or any of its Subsidiaries with any provision hereof or thereof will (i) conflict with or result in a breach of any provision of their charters or bylaws or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which James River or any of its Subsidiaries is a party or by which James River and its Subsidiaries or any of their properties or assets may be bound (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to James River or its Subsidiaries or any of their properties or assets in any instance in which such conflict or violation described in (i) or (ii) would have a Material Adverse Effect. Except as otherwise disclosed in writing to First Virginia, to the knowledge of James River, no consent is required in connection with the execution and delivery by James River of this Agreement or the Plan of Merger except for the consents, approvals, and satisfaction of conditions hereinafter set forth and consummation by James River and its Subsidiaries of the transactions contemplated hereby.

           (d) Subsidiaries. James River owns all the issued and outstanding shares of First Colonial Bank, James River Bank, James River Bank/Colonial, State Bank and James River Support, Inc. James River Bank owns all of the issued and outstanding shares of James River Bank Services Corporation and Mortgage Company of James River, Inc. James River Bank/Colonial owns all of the issued and outstanding shares of James River/Colonial Services Corporation and East Bank Services Corporation. State Bank owns all of the issued and outstanding shares of State Bank Services Corporation. First Colonial Bank owns all the issued and outstanding shares of Family Finance Corp., Family Finance of Virginia, Inc. and First Colonial Financial Corporation. There are no other direct or indirect Subsidiaries of James River other than those described above. The outstanding shares of capital stock or other equity interest of the Subsidiaries are validly issued, fully paid and nonassessable and are free and clear of all liens, claims and encumbrances or preemptive rights of any person. All ownership interests of five percent (5%) or more of any corporation, partnership, joint venture, or other organization owned directly or indirectly by James River have been disclosed in writing to First Virginia.

         (e) Financial Statements. James River has delivered to First Virginia its 1999 Annual Report to Stockholders and Form 10-K and James River has also delivered its Quarterly Report on Form 10-Q for the period ended September 30, 2000 which includes (1) Unaudited Consolidated Balance Sheet as of September 30, 2000 and Audited Consolidated Balance Sheet as of December 31, 1999; (2) Unaudited Consolidated Statements of Changes in Stockholders' Equity for the nine months ended September 30, 2000 and 1999; (3) Unaudited Consolidated Statements of Income for the nine months ended September 30, 2000 and 1999 and (4) the Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 1999 together with the Notes to those Consolidated Statements (the "Financial Statements"). Subject to required yearend adjustments and the absence of certain footnote information in the unaudited statements, the Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated or as more particularly set forth therein. The Unaudited Consolidated Balance Sheets included as a part of the Financial Statements present fairly as of September 30,2000 the consolidated financial position and assets and liabilities of James River. The Unaudited Consolidated Statements of Income present fairly the consolidated results of operations of James River for the periods indicated.

         (f) Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Financial Statements or as disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries as of the date of this Agreement has any liabilities or obligations of any nature (other than contingent liabilities that have been disclosed in writing to First Virginia) that would have a Material Adverse Effect or any liabilities in the nature of employment contracts with, or agreements to pay bonuses to any of its directors, officers or employees, other than liabilities or obligations incurred in the ordinary course of business, none of which liabilities or obligations would have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries.

         (g) No Material Adverse Changes. Since September 30, 2000, there has been no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise) of James River or its Subsidiaries that would have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries, which has not been previously disclosed to First Virginia.

         (h) Tax Matters. James River and its Subsidiaries have filed all tax returns required to be filed for each of the five years ended December 31, 1999, and have paid or set up an adequate reserve for the payment of all taxes required to be paid in respect of the periods covered by such returns and have set up an adequate reserve for the payment of all income, property, sales, employment, franchise or other taxes anticipated to be payable in respect of the period subsequent to the last of said periods and for the payment of all other taxes, except where the failure to do so would not have a Material Adverse Effect on James River and its Subsidiaries. James River and its Subsidiaries will not have any material liability for any such taxes in excess of the amounts so paid or the reserve so established and James River and its Subsidiaries are not delinquent in the payment of any material tax assessment or governmental charge. No material deficiencies for any tax assessment or governmental charge have been proposed, asserted or assessed against James River and its Subsidiaries which would not be covered by existing reserves and, as of the date of this Agreement, no requests for waivers for the time to assess any such taxes are pending. All of the James River's Subsidiaries have timely filed all information returns for customers required to be filed by the IRS and to the best of its knowledge, has complied with all IRS requirements regarding the certification of taxpayer identification numbers of customers and backup withholding, except where failure to do so would not have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries.

         (i)  Property.

              (1) James River and its Subsidiaries own all operating real properties reflected as owned by them in the Financial Statements free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever (collectively, "Encumbrances") that are material to the financial condition, results of operations or business of James River and its Subsidiaries taken as a whole, except (i) liens for current taxes not yet due and payable, (ii) mortgages, deeds of trust or other Encumbrances reflected in the Financial Statements, (iii) such imperfections of title, easements and other Encumbrances as do not materially detract from or interfere with the present use of such operating real properties subject thereto or affected thereby, (iv) Encumbrances incurred in the ordinary course of business after the date of this Agreement, and (v) Encumbrances disclosed in writing to First Virginia.

              (2) As of the date of this Agreement, substantially all tangible real or personal property and assets material to the business operation or financial condition of James River and its Subsidiaries on a consolidated basis which are owned by them or in which any of them has an interest (other than a security interest) are in substantially good operating condition and repair, ordinary wear and tear excepted.

              (3) All leases material to James River and its Subsidiaries on a consolidated basis pursuant to which James River and its Subsidiaries lease real property are valid and effective in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and there is not to James River's knowledge, under any such leases, any material existing default by James River and its Subsidiaries or any event which with notice or lapse of time or both would constitute such a material default.

         (j) Litigation. Other than as has been disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries is a party to any pending or, to the best of James River's knowledge and belief, threatened claim, action, suit, investigation or proceeding, nor is subject to any order, judgment or decree except for matters which in the aggregate will not have and cannot reasonably be expected to have a Material Adverse Effect on James River and its Subsidiaries. Except as disclosed in writing to First Virginia, neither James River nor any of its Subsidiaries is subject to any agreement, memorandum or understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither James River nor any of its Subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. For the purposes of this paragraph, a threatened claim shall mean any claim which has been actually and overtly asserted against James River or its Subsidiaries in a written communication delivered to an officer of James River.

         (k) Contracts and Commitments. Except as reflected in the Financial Statements or as disclosed in writing to First Virginia, neither James River nor its Subsidiaries has as of the date hereof and, except to the extent consented to in writing by First Virginia, will not have on the Effective Date:

              (1) any bonus, stock option plans, deferred compensation plans, severance agreements, split dollar insurance agreements, profit-sharing, retirement arrangements or other fringe benefit plans nor any outstanding calls, commitments or agreements of any character requiring the issuance of shares of its capital stock;

              (2) any debt obligations for borrowed money (including guaranties or agreements to acquire such debt obligations of others) except for debt obligations incurred or acquired in the ordinary course of its banking business;

              (3) any outstanding loans for any person other than those made in the ordinary course of James River's banking business;

              (4) any outstanding loan participations with any of its directors, officers, stockholders or employees;

              (5) any agreement for services or for the purchase or disposition of any equipment or supplies except those incurred in the ordinary course of business;

              (6) any lease of personal property with annual rentals aggregating $100,000 or more;

              (7) any agreement or contract with any third party for the provision of data processing or other services to James River or its Subsidiaries which involves payment by James River or its Subsidiaries of more than $10,000 per month and which (i) has more than six months to run from the date of this Agreement or (ii) may not be canceled by James River or its Subsidiaries as appropriate on 180 days notice or less without penalty; and

              (8) any outstanding loans to its officers, directors, significant stockholders (collectively "insiders"), or to firms, partnerships or corporations in which any insiders are partners, executive officers, directors or significant stockholders or to any entity which would be a "related interest" of an insider as defined in 12 C.F.R. Section 215.2(1) made at rates of interest more favorable or involving greater risks of collectibility than similar loans made to outsiders.

         (l) Accuracy of Information Supplied. As of their respective filing dates, James River's Annual Reports on Form 10- K for the fiscal years ended December 31, 1999 and 1998 and proxy statement for 2000, and any other filings made from and after the date hereof with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such filings being collectively referred to herein as the "James River Filings") complied in all material respects with the regulations of the SEC, and none of the James River Filings, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The information which has been or will be supplied by James River to First Virginia for inclusion in the Registration Statement or any amendment thereto pertaining to the transactions contemplated hereby (the "Registration Statement") filed with the Securities and Exchange Commission ("the "SEC") or the Prospectus contained therein (the "Prospectus"), at the time the Registration Statement becomes effective will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; provided, that information as of a later date shall be deemed to modify information of an earlier date.

         (m) Employee Benefit Plans. James River and its Subsidiaries have filed with the appropriate governmental authority, as to each employee benefit plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), a true and correct copy of (i) the most recent annual report (Form 5500, 5500-C or 5500-R, as appropriate) required to be filed with the Internal Revenue Service ("IRS"), (ii) each IRS favorable determination letter or opinion letter for each such Plan, as applicable, (iii) such Plan documents, (iv) each such Plan, (v) each applicable Summary Plan Description, and (vi) the most recent actuarial report or valuation relating to each tax-qualified Deferred Compensation Plan that was delivered to James River or one of its Subsidiaries by the actuary or recordkeeper for such Plan, except where the failure to make such filings could not reasonably be expected to have a Material Adverse Affect on the operations of James River.

         (n) Defined Benefit and Defined Contribution Plans. With respect to each defined benefit and defined contribution plan that James River and/or its Subsidiaries have: (i) each plan substantially complies in all material respects with all applicable provisions of ERISA; (ii) all material reporting and disclosure requirements of ERISA imposed upon each plan have been substantially complied with, (iii) each plan has not engaged in any material transaction prohibited by Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986 as amended (the "Code") for which an exemption is not applicable; (iv) the minimum funding standards in Section 302 of ERISA and
Section 412 of the Code, do not apply with respect to each plan; (v) no material contributions to each plan from James River are currently past due;
(vi) each plan is not subject to any partial plan terminations; (vii) each plan does not have any material property (other than shares of James River Common Stock) which does not have a readily ascertainable value; (viii) each plan does not own any employer security or real property as defined in ERISA
Section 407 (other than shares of James River Common Stock); (ix) no proceedings, investigation, filing, or other matters are pending before the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or other public or quasi- public body in connection with the plan except for such matters as may have been instituted by James River by virtue of the Merger contemplated by this Agreement or which if adversely determined or resolved would not have a Material Adverse Effect on James River and its Subsidiaries; and (x) each plan is qualified in all material respects under
Section 401(a) and other applicable provisions of the Code.

         (o) Environmental Matters. For purposes of this subsection, the following term shall have the indicated meaning:

             "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment
         (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous
         Substances. The term "Environmental Law" includes without limitation the Comprehensive Environmental Response, Compensation and Liability Act, as amended,
         42 U.S.C. Sec. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Sec. 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. Sec. 7401, et seq; the Federal Water Pollution Control act, as amended, 33 U.S.C. Sec. 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. Sec. 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Sec. 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. Sec. 300f, et seq; and all comparable state and local laws that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance. The term "Hazardous Substance" means any toxic or hazardous wastes, pollutants or substances defined or listed as hazardous substances pursuant to any environmental law.

    To the knowledge of James River, except as otherwise disclosed in writing to First Virginia, neither James River, any of its Subsidiaries, nor any properties owned or operated by James River or any of its Subsidiaries or in which such entity has a security interest, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. To the knowledge of James River, there are no actions, suits or proceedings, or demands, claims, notices or investigations (including without limitation notices, demand letters or requests for information from any environmental agency) instituted, pending or threatened relating to the liability of any properties owned or operated by James River or any of its Subsidiaries or in which such entity has a security interest under any Environmental Law, except for liabilities or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

         (p) Loan Portfolio. Except as disclosed in writing to First Virginia, each loan outstanding on the books of James River's Subsidiaries is in all respects what it purports to be, was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made substantially in accordance with the respective Subsidiary's standard loan policies as in effect at the time made. The records of the Subsidiaries regarding all loans outstanding on its books are accurate in all material respects. The reserves for possible loan losses (subject to yearend adjustments) on the outstanding loans of the Subsidiaries and the reserves for the real estate owned by the Subsidiaries as reflected in the Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the federal and state banking agencies, and in the best judgment of the management of the Subsidiaries, are adequate to absorb all known and anticipated loan losses in the loan portfolio of the Subsidiaries, and any losses associated with other real estate owned or held by the Subsidiaries. Except for those loans disclosed in writing to First Virginia, no loan in excess of $100,000 has been classified as of the date hereof by the Subsidiaries or regulatory examiners as "Other Loans Specifically Mentioned", "Substandard", "Doubtful" or "Loss". Except as has been disclosed in writing to First Virginia, each loan reflected as an asset on the Financial Statements is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and no defense, offset or counterclaim has been asserted with respect to any such loan.

         (q) Compliance with Laws. Except as disclosed in writing to First Virginia, to the knowledge of James River, neither James River nor any of its Subsidiaries (i) is in violation of any law, order or permit applicable to its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or (ii) has received any notification or communication from any agency or federal, state or local government or any regulatory authority or the staff thereof (a) asserting that either James River or its Subsidiaries is not in compliance with any law or order which such governmental authority or regulatory authority enforces, which noncompliance could reasonably be expected to have a Material Adverse Effect; or (b) threatening to revoke any material permits, or (c) requiring either James River or its Subsidiaries (1) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding or (2) to adopt any Board resolution or similar undertaking which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its management, or the payment of dividends.

         (r) Insurance. James River and its Subsidiaries are presently insured, and since December 31, 1999 have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by James River and its Subsidiaries are in full force and effect, James River and its Subsidiaries are not in material default thereunder, and all material claims thereunder have been filed in due and timely fashion, except where the failure to make any such claim or to have such insurance or bond coverage would not have, individually or in the aggregate, a Material Adverse Effect on James River and its Subsidiaries. James River and its Subsidiaries have no knowledge of any material inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. James River and its Subsidiaries have no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above except claims that would not have a Material Adverse Effect.

         (s) Charter Provisions. James River has taken all action so that the entering into this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will be exempt from any change in control or anti-takeover provisions of the Charter, Bylaws, or other governing instruments of James River or any of its Subsidiaries and will not restrict or impair the ability of First Virginia to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any of James River's Subsidiaries that may be acquired or controlled by First Virginia.


         (t) Investment Advisers. James River has retained no other investment adviser or investment banker or broker in connection with the Merger except for Keefe, Bruyette & Woods, Inc.

         (u) Minute Books. The minute books of James River and each of its Subsidiaries contain or will contain on the Effective Date accurate records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors)

         (v) Repurchase Agreements; Derivatives. With respect to all agreements currently outstanding pursuant to which James River or any James River Subsidiary has purchased securities subject to an agreement to resell, James River or the James River Subsidiary has a valid, perfected first lien or security interest in the securities or collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which James River or any James River Subsidiary has sold securities subject to an agreement to repurchase, neither James River nor any James River Subsidiary has pledged collateral materially in excess of the amount of the debt secured thereby. Neither James River nor any James River Subsidiary has pledged collateral materially in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

         Neither James River nor any James River Subsidiary is party to or has agreed to enter into an exchange-traded or over the counter swap, forward, future, option, cap, floor, or collar financial contract, or any other interest rate or foreign currency protection contract not included on its balance sheets in the Financial Statements, which is a financial derivative contract (including various combinations thereof), except for options and forwards entered into in the ordinary course of its mortgage lending business consistent with past practice and current policy.

    3.2 Representations and Warranties of First Virginia. First Virginia represents and warrants to James River, to the best of the knowledge of First Virginia, as follows:

         (a) Organization, Standing and Power. First Virginia is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly registered as a bank holding company under the Bank Holding Company Act. Each of the subsidiary corporations of First Virginia (and the subsidiaries thereof) are duly organized, validly existing and in good standing in their respective state of incorporation and which have all requisite corporate power and authority to carry on their business as now being conducted and to own and operate their assets, properties and business (the "First Virginia Subsidiaries"). Each First Virginia Subsidiary that is a depository institution is an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, is a member of the Federal Reserve and, except as disclosed in writing, is in compliance in all material respects with all rules and regulations promulgated by the Federal Reserve, the SCC and any other relevant regulatory authority except where noncompliance would not have a Material Adverse Effect. All of the shares of capital stock of the First Virginia Subsidiaries held by First Virginia are duly and validly issued, fully paid and nonassessable, and all such shares are owned by First Virginia or a First Virginia Subsidiary, free and clear of any claim, lien, pledge or encumbrance of any kind, and were not issued in violation of the preemptive rights of any shareholder or in violation of any agreement or of any registration or qualification provisions of federal or state securities laws.

         (b) Capital Structure. As of September 30, 2000, and as shown by the 2000 Third Quarter Report to Stockholders, the authorized capital stock of First Virginia consisted of 175,000,000 shares of Common Stock, par value $1.00 per share, of which approximately 46,141,000 shares were issued and outstanding as of such date and 3,000,000 shares of Preferred Stock, par value $10.00 per share, of which 45,175 shares were issued and outstanding at such date. As of September 30, 2000, 3,113,899 shares of Common Stock were reserved: 99,224 for the conversion of Preferred Stock and 3,014,675 for stock options. As of the date hereof and as of the Effective Date, all outstanding shares of capital stock of First Virginia have been validly issued and are fully paid and nonassessable.

         (c) Authority. The execution and delivery of this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of First Virginia, no approval of the stockholders of First Virginia is required to consummate the transaction herein and therein, and this Agreement and the Plan of Merger are valid and binding obligations of First Virginia. Neither the execution and delivery of this Agreement and the Plan nor the consummation of the transactions contemplated hereby or thereby, nor compliance by First Virginia with any of the provisions hereof or thereof will (i) conflict with or result in a breach of any provision of First Virginia's Articles of Incorporation or Bylaws, or a default or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument, or violation to which First Virginia is a party or by which it or any of its properties or assets may be bound in any instance in which such right of termination, cancellation or acceleration if exercised would have a Material Adverse Effect, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to First Virginia or any of its properties or assets in any instance in which such violation would have a Material Adverse Effect.
Except for consents the lack of which would not have a Material Adverse Effect, no consent or approval by any governmental authority is required for the execution and delivery by First Virginia of this Agreement and the Plan of Merger except for the approval of all the applicable regulatory agencies and meeting of conditions hereinafter set forth, the consummation by First Virginia of the transactions contemplated hereby and thereby.

           (d) Financial Statements. The consolidated financial statements of First Virginia contained in First Virginia's 2000 Third Quarter Report to Stockholders and heretofore delivered by it to James River have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, all as more particularly set forth in the notes to such financial statements. Each of the balance sheets contained in such statements presents fairly as of its date the consolidated financial condition and assets and liabilities of First Virginia. The income statements, statements of stockholders' equity and statements of cash flows contained in such statements present fairly the consolidated results of operations of First Virginia for the periods indicated.

           (e) No Material Adverse Change. Since the date of the financial statements described in Section 3.2(d) above, there has been no material adverse change in the assets or liabilities or in the business or condition (financial or otherwise), results of operations or prospects of First Virginia that would have, individually or in the aggregate, a Material Adverse Effect on First Virginia and its Subsidiaries.

           (f) Accuracy of Information Supplied. As of their respective filing dates, First Virginia's Annual Reports on Form 10-K for the fiscal years ended December 31, 1999 and 1998 and proxy statement dated March 8, 2000, and any other filings made from and after the date hereof with the SEC pursuant to the Exchange Act (such filings being collectively referred to herein as the "First Virginia Filings") complied in all material respects with the regulations of the SEC, and none of the First Virginia Filings, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The information which has been or will be supplied by First Virginia for inclusion in the proxy statement to be distributed to the stockholders of James River (the "Proxy Statement") in respect of the Merger or any amendment or supplement thereto will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading; provided, that information of a later date shall be deemed to modify information of an earlier date.

         (g) First Virginia Common Stock to be Issued. Each share of First Virginia Common Stock issued in connection with the consummation of the Merger to stockholders of James River will be validly issued, fully paid and nonassessable.

         (h) Litigation. Except as reflected in the First Virginia Filings, there are no actions, proceedings or investigations pending or, to the best of First Virginia's knowledge and belief, threatened against First Virginia or any First Virginia subsidiary which, if adversely determined, would have a Material Adverse Effect on the financial conditions or operations of First Virginia and its subsidiaries. Neither First Virginia nor any of its bank subsidiaries is subject to any agreement, memorandum of understanding or similar arrangement with any regulatory authority restricting its operations or requiring that certain actions be taken, and, neither First Virginia nor any of its bank subsidiaries has received any notification from any governmental or regulatory authority, or the staff thereof, asserting that it is not in compliance with any statutes, regulations or ordinances which such authority enforces, noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on First Virginia and its Subsidiaries.


                                 ARTICLE IV.

               CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE DATE.

    4.1 Conduct of the Business of James River and its Subsidiaries Prior to the Effective Date. During the period from the date of this Agreement to the Effective Date, James River and its Subsidiaries shall conduct their operations according to the ordinary and usual course of business consistent with current practices and use their best efforts to maintain and preserve their business organizations, employees and advantageous business relationships and retain the services of their executive officers. First Virginia and James River shall agree with each other as to the form and substance of any press release with respect to the Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto; provided, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which in the opinion of its counsel is required by law.

    4.2  Forbearances.

              During the period from the date of this Agreement to the Effective Date, neither James River nor its Subsidiaries shall without the prior written consent of First Virginia:

              (i)  make any changes to their Charters or Bylaws;

             (ii) adjust, split, combine or reclassify its Common Stock; make, declare or pay any dividend (except that James River may declare or pay its normal dividend at a quarterly rate of $ .14 per share on its regular quarterly payment dates, provided that James River coordinates its dividend record and payment dates with First Virginia so that no James River shareholder receives a dividend both from First Virginia and James River for the same period) or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of their capital stock or any securities or obligations convertible into or exchangeable for any shares of their capital stock, or issue (except upon the exercise of a James River option or First Virginia's option), sell, pledge, encumber or authorize the issuance of any additional shares of James River stock, or grant any stock options or stock appreciation rights or give any person any right or warrant to acquire any shares of their capital stock except for the stock option granted to First Virginia pursuant to the Stock Option Agreement of even date hereof;

            (iii) enter any contract or commitment or incur or agree to incur any liability or make any capital expenditures except in the normal course of business;

             (iv) except as provided in Paragraph 1.4 and as disclosed in writing, increase in any manner the compensation or fringe benefits of any of their directors, officers, agents or employees or pay any pension or retirement allowance not required by any existing plan or agreement to any such directors, officers, agents or employees or become a party to, amend or commit itself to any pension, retirement, profit sharing, welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or officer or other person other than payments consistent with past practices and current incentive compensation plans (including the application of the James River's 2000 Cash Bonus Program and 401(k) Profit Sharing Program award percentage and target amounts (target amounts shall be reduced for the effects of changes as a result of Section 4.13 and identifiable merger costs) on a pro rata basis for 2001 until the Effective Date, which shall be paid on or before the Effective Date), increases which are not material and other increases consented to by First Virginia in writing;

              (v) sell, assign, lease (or agree to sell, lease or assign) or otherwise transfer or dispose of any asset, property or equipment except in the normal course of business;

              (vi) merge or consolidate or agree to merge or consolidate with or into any other corporation, or acquire directly or indirectly, control over any corporation; or

              (vii) change its lending, investment or asset liability management policies in any material respect, except as may be required by applicable law, regulation or directives or with the consent of First Virginia.


    4.3 No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, from and after the date hereof neither James River nor its Subsidiaries nor any of their executive officers, directors, or agents shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with any person (other than First Virginia) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving James River or its Subsidiaries (an "Acquisition Proposal") or disclose, directly or indirectly, to any person in connection with an Acquisition Proposal any information not customarily disclosed to the public concerning James River or its Subsidiaries, afford to any other person access to the properties, books or records of James River or its Subsidiaries in connection with an Acquisition Proposal or otherwise assist any person preparing to make or who has made such an Acquisition Proposal, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets, except in a situation in which a majority of the full Board of Directors of James River has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide Acquisition Proposal by a third party (which Acquisition Proposal was not directly or indirectly solicited by James River or its Subsidiaries or any of their respective officers, directors, representatives, agents or affiliates after the date of this Agreement) and provides written notice of its intention to consider such Acquisition Proposal and the material terms thereof to First Virginia at least five days before responding to the Acquisition Proposal provided, however, that if such Acquisition Proposal by its terms requires a response in a shorter period, James River shall provide such notice within one business day after it receives the Acquisition Proposal and may thereafter respond in an appropriate fashion. James River and its Subsidiaries will promptly communicate to First Virginia the identity of the offeror and the terms of any Acquisition Proposal which it may receive in respect to any of the foregoing transactions.

    4.4 Compliance with Tax-Free Provisions. Neither James River nor First Virginia shall take any action prior to or after the Effective Date of the Merger which would disqualify the Merger as a tax free reorganization under
Section 368(a) of the Internal Revenue Code of 1986 as amended.

    4.5 Access and Information. James River and its Subsidiaries will permit First Virginia to complete its audit of James River's books and records within 25 days of the date of this Agreement and First Virginia will advise James River of the results of the audit within 25 days of the date of this Agreement. Such audit shall include an examination of loan files, accounts receivable and accounts payable, liabilities, deposits, tax returns, agreements, personnel files and plans, minute books, compliance records, schedule of assets owned, investment portfolio and all other items deemed necessary by First Virginia. James River and First Virginia will give to the officers, accountants, counsel and authorized representatives of the other Party access to its properties, books and records and those of its Subsidiaries and will furnish the other Party with such additional financial and operating data and other information as to its business and properties and those of its Subsidiaries as the other Party may from time to time request. James River and its Subsidiaries and their officers and directors will cooperate with First Virginia and its representatives and counsel in the preparation of any documents or other materials which may be required in connection with the applications to the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission and First Virginia's registration statement on Form S-4 as filed with the SEC or in connection with any other documents or materials required by any governmental agency, stock exchange or association of securities dealers. First Virginia will cooperate with and furnish such information to, and cause its directors and officers and those of its subsidiaries to cooperate with and furnish such information to, James River as it may request in connection with the preparation of the proxy statement for the special meeting of the stockholders of James River to consider the Merger. First Virginia shall return the results of its audit review to James River's Board of Directors if First Virginia terminates this Agreement pursuant to Paragraph 9.2(g).

    4.6 Confidentiality. First Virginia and James River shall cause its advisers and agents to maintain the confidentiality of all confidential information furnished to it by the other party concerning its and its subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Date of the Merger, each party shall promptly return all documents and copies thereof, and all work papers containing confidential information received from the other party. In the event that either James River or First Virginia should violate any of the terms of this paragraph, such party agrees that the party who is not in violation would have an inadequate remedy at law for such violation and may, therefore, seek an injunction without the necessity of bond, to prevent or halt any violation hereof and such party agrees not to raise any defense that the party who is not in violation of this paragraph has an adequate remedy at law. James River and First Virginia further acknowledge and agree that in the event of a violation of the terms and conditions of this paragraph that the party who is not in violation shall have any and all remedies available at law or equity and shall not be limited to the remedy of injunctive relief.

    4.7 Consents. From the date of this Agreement to the Effective Date, James River will use all reasonable efforts to obtain the written consents or approvals of all private third parties whose consent or approval is required with regard to the transactions contemplated by this Agreement, under the terms of any lease, mortgage, indenture or other agreement to which James River or any of its Subsidiaries is a party or by which any of their assets is bound.

    4.8 Meeting of James River Stockholders. James River will duly call and will convene a meeting of its stockholders on a date anticipated to be after the date all regulatory approval will have been received, to act upon the transactions contemplated hereby as soon as practicable, will recommend approval of this Agreement to its stockholders, and will use its best efforts to obtain a favorable vote thereon. The calling and holding of such meetings and all transactions, documents and information related thereto will be in compliance with all applicable laws. The proxy statement for the stockholders' meeting of James River will be contained in the Registration Statement.

      4.9 Affiliates of James River. James River will promptly (a) furnish to First Virginia and its counsel such information as may be necessary to determine those persons who may be deemed to be affiliates of James River within the meaning of Rule 144 and Rule 145 under the Securities Act of 1933 and (b) use their best efforts to obtain from any person who may be deemed to be such an affiliate such undertakings and agreements substantially in the form of Exhibit B, attached.

    4.10 Insurance Applications. James River and its Subsidiaries agree to complete and deliver to First Virginia within 30 days from the date of this Agreement the insurance applications necessary to include insurance coverage for James River and the Subsidiaries' property, casualty and fidelity risks under First Virginia's applicable insurance policies and include liability coverage for James River and the Subsidiaries' directors and officers under First Virginia's directors and officers liability insurance policy.

    4.11 Applications to the Virginia State Corporation Commission. James River and its Subsidiaries, jointly with First Virginia, will prepare and file with the Virginia State Corporation Commission applications requesting approval for First Virginia to acquire both James River and its Subsidiaries pursuant to the provisions of Virginia law and will use their best efforts to secure favorable action by the State Corporation Commission on such applications.

    4.12 Federal Reserve Applications. James River and its Subsidiaries, jointly with First Virginia, will prepare and file with the Federal Reserve, applications requesting approval for the Merger and will use its best efforts to secure favorable action by the Federal Reserve on such applications.

    4.13 Changes Requested by First Virginia. At the request of First Virginia, on the last business day prior to the Effective Date of the Merger James River shall, and James River shall cause each of its Subsidiaries to, establish such additional accruals, reserves and charge-offs, through appropriate entries in its accounting books and records, as may be necessary to conform the accounting and credit loss reserve practices and methods of James River and its Subsidiaries to those of First Virginia (as such practices and methods are to be applied from and after the Effective Date of the Merger) and to First Virginia's plans with respect to the conduct of the business of James River and the Banks following the Effective Date of the Merger. Any such accruals, reserves and charge-offs shall not be deemed to cause any representation and warranty of James River to not be true and accurate as of the Effective Date of the Merger.


                                  ARTICLE V.

                         COVENANTS OF FIRST VIRGINIA.

    5.1 Issuance of Stock and Payment of Cash. First Virginia will issue and deliver or cause to be delivered the shares of First Virginia Common Stock and cash as called for by Paragraph 1.1 of this Agreement.

    5.2 Stock Adjustments. Nothing in this Agreement shall limit the right of First Virginia to issue or agree to issue any of its stock or other securities in any manner and for any consideration permitted by law prior to or after the Effective Date; provided, however, that if First Virginia takes any action which establishes prior to the Effective Date a record date or an effective date for a stock dividend on its common stock, a split- up, any combination of its common stock, or any distribution on shares of its common stock other than cash dividends, First Virginia will take all such action as shall be necessary in order that the James River Common Stock will be converted in the Merger into additional shares of First Virginia Common Stock which would have been delivered to the holders of James River Common Stock if the Merger had been made effective immediately before such record or effective date; provided, however, that there shall be no adjustment of First Virginia Common Stock by reason of First Virginia issuing or agreeing to issue, on such terms as it may determine, First Virginia Common Stock for cash or property, in exchange for shares of stock of any other corporation or on account of mergers or consolidations before, after or simultaneously with the consummation of the Merger.

    5.3 Preparation of Registration Statement. First Virginia, jointly with James River, will prepare the Registration Statement and any amendments thereto, file the Registration Statement with the SEC, use its best efforts to secure its effectiveness and promptly after the effective date of the Registration Statement, mail and deliver copies of the proxy statement contained therein to the James River stockholders for use by its management to solicit proxies for use at its stockholders' meetings.

    5.4 Application to the Virginia State Corporation Commission. First Virginia, jointly with James River, will prepare and file with the Virginia State Corporation Commission an application requesting approval for First Virginia to acquire James River and its Subsidiaries and will use its best efforts to secure favorable action by the Virginia State Corporation Commission on such application.

    5.5 Federal Reserve Applications. First Virginia will prepare and file with the Federal Reserve, applications requesting approval for the Merger and will use its best efforts to secure favorable action by the Federal Reserve on such applications.


                                 ARTICLE VI.

       CONDITIONS PRECEDENT TO FIRST VIRGINIA'S OBLIGATIONS HEREUNDER.

    Unless waived in writing by First Virginia in its sole discretion, all obligations of First Virginia hereunder to effect the Merger shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

    6.1 Representations, Warranties. The representations and warranties of James River herein contained shall be true in all material respects as of the Effective Date, shall be deemed made again at and as of the Effective Date and shall be true in all material respects as if so made again; James River shall have performed all of the obligations and complied with all of the covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date in all material respects and First Virginia shall receive from James River officers' certificates in such detail as First Virginia may reasonably request dated the day of the Effective Date and signed by the president, cashier or secretary to the foregoing effect.

    6.2 No Adverse Changes. There shall not have been any material adverse changes in the financial position, results of operations, assets, liabilities or business of James River and its Subsidiaries, taken as a whole, from September 30, 2000, the date of the Financial Statements referred to in Paragraph 3.1(e) above, to the Effective Date, which changes, individually or in the aggregate, have or constitute a Material Adverse Effect on James River and its Subsidiaries.

    6.3 Audit of James River and its Subsidiaries. The audit of James River and its Subsidiaries conducted pursuant to Paragraph 4.5 shall reflect stockholders' equity of James River and its Subsidiaries on a consolidated basis of not less than $51.32 million. For purposes of the audit and this Agreement, consolidated stockholders' equity shall be determined in accordance with generally accepted accounting principles applied on a consistent basis with James River's prior financial statements. Deductions shall be made for any reserve required to reflect assets at their fair values and to provide for any liabilities that should be reflected as of the date of the audit.

However, no deductions will be made for intangible assets, such as goodwill, to reflect fair values and no revaluations will be made to James River's real estate (other than OREO real estate). Furthermore, there will be no change in value of any asset due to the level of interest rates. For purposes of valuing the loans at fair value, First Virginia shall give credit for any loan loss reserve in excess of 1.10% reserve on the books of James River as of September 30, 2000.

    6.4 Legal Opinion. First Virginia shall have received a written opinion from outside counsel to James River, in form reasonably satisfactory to First Virginia, which shall cover matters customary in transactions of this nature.

    6.5 Events Preceding the Effective Date. Each of the events set forth in Paragraphs 2(a)-2(f) shall have occurred.

    6.6. No Adverse Proceedings. No action or proceeding against First Virginia, James River or its Subsidiaries or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that might eventuate in any such action or proceeding.

                                 ARTICLE VII.

         CONDITIONS PRECEDENT TO JAMES RIVER'S OBLIGATIONS HEREUNDER.

    Unless waived in writing by James River in its sole discretion, all obligations of James River hereunder to effect the Merger shall be subject to the fulfillment prior to or at the Effective Date of the following conditions:

    7.1 Representations, Warranties and Covenants. The representations and warranties of First Virginia herein contained shall be true in all material respects as of the Effective Date, shall be deemed made again at and as of the Effective Date and shall be true in all material respects as if so made again. First Virginia shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Date in all material respects and James River shall have received from First Virginia an officer's certificate in such detail as James River may reasonably request dated the Effective Date and signed by its president, cashier or secretary to the foregoing effect.

    7.2 Events Preceding the Effective Date. Each of the events set forth in Paragraphs 2(a)-2(f) shall have occurred.

    7.3 No Adverse Proceedings or Events. No action or proceeding against James River or its Subsidiaries or First Virginia or the consummation of the transactions contemplated by this Agreement shall have been instituted or threatened or any investigations or inquiries undertaken that might eventuate in any such action or proceeding.

    7.4 No Adverse Changes. There shall not have been any material adverse change in the financial position, results of operations, assets, liabilities or business of First Virginia and its Subsidiaries taken as a whole from September 30, 2000 to the Effective Date, which changes, individually or in the aggregate, have or constitute a Material Adverse Effect; provided, however, that a merger or acquisition or the announcement of a merger or acquisition involving First Virginia or a subsidiary of First Virginia and requiring the issuance of First Virginia Common or Preferred Stock or cash will not be considered for purposes of this section as an "adverse change" in the financial position, results of operations, assets, liabilities or business of First Virginia.

    7.5. Legal Opinion. James River shall have received a written opinion, dated as of the Effective Date, of in-house counsel to First Virginia, in form reasonably satisfactory to James River, which shall cover matters customary in transactions of this nature; and furthermore, that James River shall have received a written tax opinion from outside counsel acceptable to James River opining to the matters referred to Section 8.1 herein.

    7.6 Fairness Opinion. James River shall have received an opinion from Keefe, Bruyette & Woods, Inc. dated as of the date the James River Board approved this Agreement, that the Merger is fair to such stockholders from a financial point of view; provided, however, that whether or not the opinion concludes that the Merger transaction is fair shall not be considered a condition precedent to Closing by James River.


                                ARTICLE VIII.

         TAX OPINION AND RESTRICTIONS CONCERNING THE RESALE OF FIRST
              VIRGINIA COMMON STOCK BY AFFILIATES OF JAMES RIVER

    8.1 Tax Opinion. First Virginia and James River agree to jointly obtain a tax opinion (the "Tax Opinion") which opinion may be relied on by James River and its stockholders to the effect that:

         (a) the Merger will constitute a reorganization within the meaning of Code Section 368(a)(1)(A) and James River and First Virginia will each be "a party to a reorganization" within the meaning of Code Section 368(b);

         (b) no gain or loss will be recognized by James River or First Virginia upon the transfer of James River's assets to First Virginia pursuant to the Merger and the assumption by First Virginia of the liabilities of James River pursuant to the Merger;

         (c) the gain, if any, realized by a holder of shares of James River Common Stock upon receipt of shares of First Virginia Common Stock and/or cash in exchange for shares of James River Common Stock pursuant to the Merger will be recognized but not in excess of the amount of cash received; and no loss will be recognized by those James River stockholders who exchange their shares of James River Common Stock for shares of First Virginia Common Stock pursuant to the Merger; and

         (d) the basis of First Virginia Common Stock to be received by James River stockholders will be the same as the basis of James River Common Stock surrendered in exchange therefor and the holding period of the First Virginia Common Stock to be received by James River stockholders will include the period during which James River Common Stock surrendered in exchange therefor was held, provided the James River Common Stock was held as a capital asset by such James River stockholder at the Effective Date.

    8.2 Restrictions on Affiliates. Each of the executive officers and directors of James River shall, prior to or on the Effective Date, execute and deliver to First Virginia a written representation substantially in the form of Exhibit B of this Agreement to the effect that no disposition will be made by that person of any shares of First Virginia Common Stock received after the Effective Date except within the limits and in accordance with the applicable provisions of Paragraph C, E, F, and G of Rule 144 under the Securities Act of 1933.


                                 ARTICLE IX.

           TERMINATION, AMENDMENT AND SURVIVAL OF REPRESENTATIONS.

    9.1 Amendment. This Agreement and the Plan of Merger attached hereto may be amended at any time prior to the Effective Date; provided that any such amendment is in writing and is approved by the Board of Directors of each of the parties hereto and provided, further, that subsequent to the meeting in which this Agreement is approved by stockholders of James River, no amendment shall be made in the exchange rate which decreases the consideration to James River's stockholders without the approval of stockholders holding more than two-thirds of all issued and outstanding shares of James River Common Stock.

    9.2 Termination. Notwithstanding any other provision to the contrary of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of James River, this Agreement and the Plan of Merger may be terminated and the Merger abandoned (without any obligation by First Virginia or James River to renegotiate the Agreement) at any time prior to the Effective Date:

         (a) By mutual consent of the Board of Directors of First Virginia and the Board of Directors of James River; or

         (b) By the Board of Directors of either James River or First Virginia (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any material representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

         (c) By the Board of Directors of either First Virginia or James River (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any material covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

         (d) By the Board of Directors of either First Virginia or James River (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in the Agreement) if (i) the Federal Reserve Board or the Virginia State Corporation Commission deny approval of the Merger and the time period for all appeals or requests for reconsideration has run or (ii) the shareholders of James River fail to vote their approval of the Agreement and the Merger; or

         (e) By the Board of Directors of either James River or First Virginia in the event the Merger should not become effective within nine months of the date of this Agreement, in each case only if the failure to consummate the Merger is not caused by any breach of the Agreement by the Party electing to terminate; or

         (f) By the Board of Directors of either James River or First Virginia (provided that the terminating Party is not then in material breach of any material representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled within nine months of the date of this Agreement; or

         (g) By the Board of Directors of First Virginia, at any time up to (and including)the 25th day after execution of this Agreement in the event that First Virginia determines, after its audit of James River and its Subsidiaries referred to in Paragraph 4.5, that the financial conditions of James River and its Subsidiaries, taken as a whole as of the date of completion of the audit, do not meet the standards described in Paragraph 6.3.

    In the event of the termination of this Agreement and the Plan of Merger and the abandonment of the Merger pursuant to this Paragraph 9.2, other than the provisions of Paragraphs 4.6 and 9.4 which shall survive such termination, this Agreement and the Plan of Merger shall become void and have no effect, without any liability on the part of either Party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing contained in this Paragraph 9.2 shall relieve either Party from liability for any breach of this Agreement.

    9.3  Survival of Representations and Covenants.   The respective
warranties, representations, obligations and agreements of the Parties hereto shall survive the Effective Date of the Merger.

    9.4 Expenses. Whether or not the transactions herein are consummated, First Virginia shall pay for all of its expenses and fees in connection with this Agreement and the Merger provided for herein and James River shall pay for all of its expenses and fees including (a) all of their legal expenses and fees, and (b) all the expenses and fees of their advisors, including but not limited to their investment banker, their counsel and their accountant, in connection with the Merger.

    9.5 Notices. All notices, requests, demands and other communications under or connected with this Agreement shall be in writing and (a) if to First Virginia shall be addressed to First Virginia Banks, Inc. 6400 Arlington Boulevard, Falls Church, Virginia 22042-2336, Attention: Barry J. Fitzpatrick, Chairman, President and Chief Executive Officer, with copies to its counsel, Christopher M. Cole, Vice President and Assistant General Counsel and (b) if to James River shall be addressed to James River Bankshares, Inc., Harold U. Blythe, President and Chief Executive Officer, 1514 Holland Road, Suffolk, Virginia 23434, with copies to its counsel, Jody
M. Wagner, Esquire, Kaufmann & Canoles, One Commercial Place, P.O. Box 3037, Norfolk, Virginia 23514-3037.

    9.6 Entire Agreement in Effect. This Agreement, including Exhibits A, B and C is intended by the Parties to and does constitute the entire agreement of the Parties with respect to the transactions contemplated hereunder. This Agreement including the Plan of Merger attached hereto supersedes any and all other prior understandings and agreements between the Parties hereto and it may not be changed, waived, discharged or terminated orally but only in writing by a party against which enforcement of the change, waiver, or discharge or termination is sought.

    9.7 General. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement and the Plan of Merger attached hereto may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, all of which shall become one and the same instrument. This Agreement and the Plan of Merger attached hereto shall inure to the benefit of and be binding upon the parties hereto and their respective successors; it shall not be assigned.

    9.8 Governing Law. This Agreement shall be construed in accordance with the laws of the State of Virginia.


    IN WITNESS WHEREOF, First Virginia and James River have caused this Agreement to be duly executed by their respective chairmen or presidents and their respective seals to be hereunto affixed and attested by their respective cashiers or secretaries thereunto duly authorized as of the date first written above.


ATTEST:                      FIRST VIRGINIA BANKS, INC.

/s/ Barbara J. Chapman       /s/ Barry J. Fitzpatrick
----------------------       By:-------------------------------

Barbara J. Chapman,          Barry J. Fitzpatrick, Chairman,
Vice President and           President and Chief Executive
Secretary                    Officer

ATTEST:                      JAMES RIVER BANKSHARES, INC.

/s/ Donald W. Fulton, Jr.    /s/ Harold U. Blythe
-------------------------    By:-------------------------------

Donald W. Fulton, Jr.        Harold U. Blythe
Senior Vice President,       President and Chief Executive
Corporate Secretary and      Officer
Chief Financial Officer

                                                                EXHIBIT A

                               PLAN OF MERGER

                                      OF

                         JAMES RIVER BANKSHARES, INC.

                                     INTO

                          FIRST VIRGINIA BANKS, INC.


    1. The Parties. James River Bankshares, Inc., a Virginia corporation ("James River") shall merge with and into First Virginia Banks, Inc. (the "Merger"), a Virginia corporation ("First Virginia") (collectively referred to herein as the "Constituent Corporations"). First Virginia shall be (as is hereinafter called when reference is made to it at and after the consummation of the Merger) the Surviving Corporation. The name of the Surviving Corporation shall be First Virginia Banks, Inc. The Merger shall become effective at a time specified in the Articles of Merger filed with the Virginia State Corporation Commission (the "Effective Date").

    2. Articles of Incorporation; Bylaws. At the Effective Date, the Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of First Virginia as in effect immediately prior to the Effective Date.

    3. Effect of the Merger on Capital Stock, Assets, Liabilities and Capitalization of James River and First Virginia.

         3.1 Conversion of Stock of James River. At the Effective Date, each issued and outstanding share of James River Common Stock other than treasury shares shall by virtue of the Merger and without any action by the holder thereof be converted in accordance with the provisions of Section 3.2 hereof, into shares of First Virginia Common Stock which shall be validly issued, fully paid and nonassessable, or cash. Each share of the Common Stock of the Surviving Corporation which shall be issued and outstanding prior to the Merger shall continue to be issued and outstanding.

         3.2  Conversion Rate.   At the Effective Date of the Merger:

    (a) Conversion of Stock. Each share of James River Common Stock which is issued and outstanding as of the Effective Date of the Merger (other than shares exchanged for cash and Dissenting Shares) shall, and without any action by the holder thereof, be converted into .51 shares of First Virginia Common Stock, proportionately adjusted for any stock split, stock dividends or other similar capital adjustments between the date of the Agreement and Plan of Reorganization between the Parties hereto (the "Agreement") and the Effective Date of the Merger by First Virginia. No fractional shares of First Virginia Common Stock shall be issued to James River stockholders. In lieu thereof, each James River stockholder shall receive upon surrender of his James River Common Stock an amount in cash equal to the amount of any fractional share he would otherwise be entitled to receive multiplied by the average of the closing prices per share of First Virginia Common Stock as reported in The Wall Street Journal under the heading "New York Stock Exchange--Composite Transactions" or any comparable heading then in use, for each of the last ten trading days ending on the Effective Date of the Merger.

         (b) Holders of shares of James River Common Stock will be given the option of exchanging their shares for $24.00 per share in cash, provided that the number of shares that may be exchanged for cash, when added to Dissenting Shares (as defined in Section 1.3), shall not exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date. The cash election must be made no later than the time James River stockholders vote on the Merger and once such vote has been taken, cash elections shall be irrevocable. If the aggregate of (i) shares for which a cash election is made and (ii) Dissenting Shares exceed 40% of the shares of James River Common Stock outstanding immediately prior to the Effective Date of the Merger, First Virginia first will pay cash for shares submitted for cash exchange by each holder of 100 or fewer shares of James River Common Stock (if such holder has submitted all his shares for cash exchange) and then will pay cash for shares submitted for cash pro rata. Shares not exchanged for cash after proration will be exchanged for First Virginia Common Stock at the exchange ratio provided above.

    Stockholders who elect to exchange some or all of their shares of James River Common Stock for cash must elect cash at or prior to the meeting of James River stockholders called to consider the Merger. If the Merger is approved by James River stockholders at this meeting, a stockholder's election to receive cash is irrevocable.

    (c) After the Effective Date of the Merger, each holder of a certificate for theretofore outstanding shares of James River Common Stock, upon surrender of such certificate to the exchange agent designated by First Virginia (the "Exchange Agent"), unless previously surrendered to James River in connection with the exercise of the cash option, and a letter of transmittal which shall be mailed to each holder of a certificate for theretofore outstanding shares of James River Common Stock by the Exchange Agent promptly following the Effective Date of the Merger, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of First Virginia Common Stock for which shares of James River Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in the Agreement and this Plan of Merger, or cash if the cash option provided above is properly elected, or in the event of a pro rata cash payment as provided above, a combination of cash and First Virginia Common Stock. Until so surrendered, each outstanding certificate which, prior to the Effective Date of the Merger, represented James River Common Stock, will be deemed evidence of the right to receive either (i) the number of full shares of First Virginia Common Stock into which the number of shares of James River Common Stock formerly represented thereby may be converted in accordance with the exchange ratio provided above, or (ii) $24.00 cash per share multiplied by the number of shares of James River Common Stock formerly represented by such certificate if the cash option provided above was properly elected, or (iii) a combination thereof as provided above; and after the Effective Date of the Merger (unless the cash option is properly elected) will be deemed for all corporate purposes of First Virginia to evidence ownership of the number of full shares of First Virginia Common Stock into which the shares of James River Common Stock formerly represented thereby were converted.

    With respect to shares of First Virginia Common Stock into which shares of James River Common Stock are converted pursuant to the Merger, until such outstanding certificates formerly representing James River Common Stock are surrendered, no dividend payable to holders of record of First Virginia Common Stock for any period as of any date subsequent to the Effective Date of the Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Date of the Merger, there shall be no further registry transfer on the records of James River of shares of James River Common Stock. If a certificate representing such shares is presented to First Virginia, it shall be cancelled and exchanged for a certificate representing shares of First Virginia Common Stock as herein provided. Upon surrender of certificates of James River Common Stock in exchange for First Virginia Common Stock, there shall be paid to the record holder of the certificates of First Virginia Common Stock issued in exchange therefor (i) the amount of dividends theretofore paid with respect to such full shares of First Virginia Common Stock as of any date subsequent to the Effective Date of the Merger which have not been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Date of the Merger but prior to surrender and a payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates. Subject to the immediately preceding two sentences, whenever a dividend or other distribution is declared by First Virginia on First Virginia Common Stock, the record date for which is on or after the Effective Date of the Merger, the declaration shall include dividends or other distributions on all shares of First Virginia Common Stock issuable pursuant to the Merger as provided above, whether or not certificates for those shares of First Virginia Common Stock have then been issued as provided above.

    Options outstanding on the Effective Date of the Merger to acquire James River Common Stock ("James River Options") shall be converted, based on the exchange ratio, into options to acquire First Virginia Common Stock ("First Virginia Options"). The exercise price per share of First Virginia Common Stock under a First Virginia Option shall be equal to the exercise price of James River Common Stock under the James River Option divided by the exchange ratio (rounded up to the nearest cent).

         3.3 Dissenting James River Shares. Notwithstanding anything in this Plan of Merger to the contrary, shares of James River Common Stock which are issued and outstanding immediately prior to the Effective Date of the Merger and which are held by a stockholder who exercised in accordance with applicable law the right (to the extent such right is available by law) to demand and receive payment of the fair value of his shares of James River Common Stock pursuant to Virginia law (the "Dissenting Shares") shall be canceled and shall not be converted into or be exchangeable for the right to receive the consideration provided in Section 3.2 of this Plan of Merger, but the holders thereof shall be entitled to payment of the fair market value of such shares in accordance with Virginia law subject to the procedures and conditions specified under Virginia law unless and until such holder shall fail to perfect his right to dissent or shall have effectively withdrawn or lost such right as the case may be. If such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, his shares of James River Common Stock shall thereupon be deemed at the Effective Date of the Merger to have been converted into the right to receive the consideration provided in Section 3.2 of this Plan of Merger.

         3.4 Assets. The Surviving Corporation shall possess all the rights, interest, privileges, immunities, powers, franchises, concessions, certificates of authority of a public as well as a private nature of each of First Virginia and James River and all property, real and personal, and every interest therein, and all debts and other obligations due on whatever account, and all other chooses in action and all and every interest of, or belonging to, or due to each of First Virginia and James River and the title to all real estate or any interest therein, vested in either of James River or First Virginia, shall not revert or be in any way impaired by reason of the Merger.

         3.5 Liabilities. The Surviving Corporation shall be liable for liabilities of James River and all valid debts, liabilities, duties and obligations of James River shall thenceforth attach to the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities, duties and obligations had been originally incurred or contracted by it and neither the rights of creditors nor any liens upon the property of either James River or First Virginia shall be impaired by the Merger.

    4. Board of Directors and Officers. From and after the Effective Date, the directors of the Surviving Corporation shall be the directors of First Virginia immediately prior to the Effective Date and the officers of the Surviving Corporation shall be the officers of First Virginia immediately prior to the Effective Date.

    5. Conditions. Consummation of the Merger is subject to the following conditions:

    (i) approving vote of the holders of more than two-thirds of the outstanding shares of James River Common Stock entitled to vote; (ii) the approval of the Merger by the Board of Directors of the Federal Reserve System and the State Corporation Commission of Virginia; and (iii) the satisfaction of all other conditions to the Merger as contained in the Agreement.

    6. Termination and Abandonment. This Plan of Merger may be terminated and the Merger abandoned as provided in Paragraph 9.2 of the Agreement.



IN WITNESS WHEREOF, the parties hereto have executed this Plan of Merger as of the 3rd day of March, 2001.

ATTEST:                           FIRST VIRGINIA BANKS, INC.

/s/ Barbara J. Chapman            /s/ Barry J. Fitzpatrick
-----------------------           By:-----------------------------

Barbara J. Chapman                Barry J. Fitzpatrick
Vice President and Secretary      Chairman of the Board, President
                                  and Chief Executive Officer


ATTEST:                           JAMES RIVER BANKSHARES, INC.

/s/ Donald W. Fulton, Jr.         /s/ Harold U. Blythe
-------------------------         By:-----------------------------

Donald W. Fulton, Jr.             Harold U. Blythe
Senior Vice President, Secretary  President and Chief
Chief Financial Officer           Executive Officer

                                                      EXHIBIT B


TO:  PRINCIPAL OFFICERS AND DIRECTORS OF JAMES RIVER  BANKSHARES
     CORPORATION


Re:  Restrictions on Resale of First Virginia Common Stock


    The Federal Securities Laws impose certain limitations on the resale of securities of publicly owned companies acquired by principal officers and directors in merger-type transactions. We are required to note these restrictions in the proxy statement and to receive your acknowledgment and agreement to these restrictions.

    As to the acquisition of James River Bankshares, Inc. ("James River") by First Virginia, these restrictions, in summary, are as follows:

    For a period of one year from the date of the acquisition, any principal officer or director of James River may not resell, in any three-month period, more than approximately 420,000 shares of First Virginia Common Stock acquired pursuant to the merger. In addition, such securities must be sold in brokers' transactions or in a transaction with a market maker. A broker's transaction is defined as a transaction in which a broker (i) does no more than execute the order to sell the security, receiving no more than the customary broker's commission and (ii) neither solicits nor arranges for the solicitation of orders to buy the security in anticipation of or in connection with the transaction. A more detailed description of these restrictions is as follows:

    Although the issuance of securities of First Virginia Banks, Inc. in the proposed merger will be registered under the Securities Act and will be issued in compliance with any applicable state laws relating to securities, any public reoffering or sale of such securities by any person who is an "affiliate" of James River at the time the Agreement is submitted to a vote of James River stockholders and who thus could be deemed an "underwriter" will, under current law, require either (i) the further registration under the Securities Act of the securities of First Virginia to be sold or (ii) compliance with Rule 145 under the Securities Act (as described below) or
(iii) the availability of another exemption from such registration. An "affiliate" is defined as a "controlling person", which could mean, generally, a stockholder owning 10% or more of James River's stock or a director or principal officer of James River. Compliance with Rule 145 requires compliance with certain of the provisions of Rule 144 under the Securities Act. Under such provisions, "affiliates" are only able to sell, in any three-month period, the greater of (i) 1% of the securities of the class outstanding as shown by First Virginia's most recent report or statement, (ii) the average weekly reported volume of trading in those securities on all national securities exchanges and reported through the national quotation system of a registered securities association (i.e., NASDAQ), or (iii) to the extent such figures are available, the average weekly volume of trading in the securities reported through the consolidated transaction reporting system mandated by Rule 17a-15 under the Securities Exchange Act of 1934 for the same four-week period. In addition, if an "affiliate" acts in concert with another person for the purpose of any such sales, the sales of all persons acting in concert would be limited in the aggregate to such maximum number of securities in any three-month period. Two additional requirements of Rule 144 which must be satisfied in complying with Rule 145 are that (1) First Virginia must have been current for a period of twelve months prior to the sale in the filing of all reports required by the Securities and Exchange Commission (a condition which First Virginia presently fulfills and which it will endeavor to fulfill in the future), and
(2) First Virginia securities must be sold in brokers' transactions or in a transaction directly with a market maker in the First Virginia security involved. A broker's transaction is defined as a transaction in which a broker (i) does no more than execute the order to sell the security, receiving no more than the customary broker's commission and (ii) neither solicits nor arranges for the solicitation of orders to buy the security in anticipation of or in connection with the transaction.

    If you have any questions about these restrictions either at present or in the future, please feel free to contact me.

    Please acknowledge your receipt of and agreement to these restrictions by signing a copy of this letter and returning it to me.

                                  Very truly yours,



                                  Christopher M. Cole
                                  Vice President and Assistant
                                  General Counsel




ACKNOWLEDGED AND AGREED:


------------------------------
(Name and date)

                                                              EXHIBIT C

                              SUPPORT AGREEMENT


THIS SUPPORT AGREEMENT ("Agreement") is made and entered into as of the ____ day of ________, 2001, by and between the undersigned, _______________________, a resident of __________, Virginia, and First
Virginia Banks, Inc., a Virginia corporation ("First Virginia").

First Virginia and James River Bankshares, Inc., a Virginia corporation ("JRB"), will enter into an Agreement and Plan of Reorganization, dated as of _______________, 2001 (the "Merger Agreement"). The Merger Agreement generally provides for the merger of JRB with and into First Virginia (the "Merger") and the conversion of the issued and outstanding shares of the $5.00 par value common stock of JRB ("JRB Common Stock") into shares of the $1.00 par value common stock of First Virginia. The Merger Agreement is subject to the affirmative vote of the holders of more than two-thirds of JRB Common Stock entitled to vote thereon, the receipt of certain regulatory approvals, and the satisfaction of other conditions.

The undersigned is a member of the Board of Directors of JRB and is the owner of _________ shares of JRB Common Stock and has rights by option or otherwise to acquire ________ additional shares of JRB Common Stock (collectively, the "Shares"). In order to induce First Virginia to enter into the Merger Agreement, the undersigned is entering into this Agreement with First Virginia to set forth certain terms and conditions governing the actions to be taken by the undersigned solely in his or her capacity as a stockholder of JRB with respect to the Shares until consummation of the Merger.

NOW, THEREFORE, in consideration of the transactions contemplated by the Merger Agreement and the mutual promises and covenants contained herein, the parties agree as follows:

1.Without the prior written consent of First Virginia, which consent shall not be unreasonably withheld, the undersigned shall not transfer, sell, assign, convey, or encumber (except for such encumbrances that are made with recourse) any of the Shares during the term of this Agreement except for transfers (i) by operation of law, by will, or pursuant to the laws of descent and distribution, or (ii) in which the transferee shall agree in writing to be bound by the provisions of paragraphs 1, 2, and 3 of this Agreement as fully as the undersigned, or (iii) to First Virginia pursuant to the terms of the Merger Agreement. Without limiting the generality of the foregoing, the undersigned shall not grant to any party any option or right to purchase the Shares or any interest therein.

2.The undersigned intends to, and will, vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) in favor of the Merger Agreement and the Merger at any meeting of stockholders of JRB called to vote on the Merger Agreement or the Merger or the adjournment thereof or in any other circumstance upon which a vote, consent, or other approval with respect to the Merger Agreement or the Merger is sought.


3.Except as otherwise provided in this Agreement, at any meeting of stockholders of JRB or at any adjournment thereof or any other circumstances upon which their vote, consent, or other approval is sought, the undersigned will vote (or cause to be voted) all of the Shares over which the undersigned has voting authority (other than in a fiduciary capacity) against (i) any merger agreement, share exchange, or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, merger, recapitalization, dissolution, liquidation, or winding-up of or by JRB or (ii) any amendment of JRB's Articles of Incorporation or Bylaws or other proposal or transaction involving JRB or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, or nullify the Merger, the Merger Agreement, or any of the other transactions contemplated thereby.

4.The undersigned covenants and agrees with First Virginia that for a period of two years after the effective time of the Merger, the undersigned shall not, without the prior written consent of First Virginia, (i) directly or indirectly serve as a consultant to, serve as a Management Official of, or be or become a Major Stockholder of any Financial Institution having an office in any county or city in the Commonwealth of Virginia in which JRB maintains an office as of the date of this Agreement, (ii) directly or indirectly, on the undersigned=s own behalf or as a principal or representative of any Person, solicit or induce any Protected Employee to terminate his or her employment relationship with any subsidiary of First Virginia or to enter into employment with any other Person, (iii) directly or indirectly, on the undersigned=s own behalf or as a principal or representative of any Person, solicit, divert, take away or attempt to solicit, divert, or take away a Protected Customer for the purpose of providing or selling any product or service provided by JRB; provided, however, that the prohibition of the covenant included in this clause (iii) shall apply only to Protected Customers with whom the undersigned had Material Contact on behalf of JRB during the 18 months immediately preceding the date of this Agreement. The term Material Contact with a Protected Customer shall be deemed to have had existed if the undersigned (i) had business dealings with the Protected Customer on JRB=s behalf, (ii) was responsible for supervising or coordinating the dealings between JRB and the Protected Customer, or (iii) obtained trade secrets or confidential information about the Protected Customer as a result of his or her association with JRB. It is expressly understood that the covenants contained in clause (i) of the second preceding sentence of this paragraph 4 do not apply to (i) Management Official positions which the undersigned holds with Financial Institutions other than JRB as of the date of this Agreement, (ii) securities holdings which cause the undersigned to be deemed a Major Stockholder of a Financial Institution other than JRB as of the date of this Agreement, or (iii) advisory relationships with a Financial Institution which the undersigned has as of the date of this Agreement or may have after the date hereof solely in the capacity as legal counsel, accountants or investment advisor. For the purposes of the covenants contained in this paragraph 4, the following terms shall have the following respective meanings:


(a)The term Financial Institution shall refer to any bank, bank holding company, savings and loan association, savings and loan holding company, or any other similar Financial Institution which engages in the business of accepting deposits or making loans or which owns or controls a company which engages in the business of accepting deposits or making loans. It is expressly understood that the term Financial Institution shall include any financial institution as defined herein that after the date of this Agreement makes application to an appropriate federal or state regulatory authority for approval to organize.

(b) The term Major Stockholder shall refer to the beneficial ownership of 5% or more of any class of voting securities of such company or the ownership of 5% or more of the total equity interest in such company, however denominated.

(c) The term Management Official shall refer to service of any type which gives the undersigned the authority to participate, directly or indirectly, in policy-making functions of the Financial Institution. This includes, but is not limited to, service as an organizer, officer, director, or advisory director of the Financial Institution. It is expressly understood that the undersigned may be deemed a Management Official of the Financial Institution whether or not the undersigned holds any official, elected, or appointed position with such Financial Institution.

(d) The term Person shall refer to any individual or any corporation, partnership, joint venture, limited liability company, association, or other entity or enterprise.

(e) The term Protected Customer shall refer to any Person to whom JRB has sold its products or services during the 12 months prior to the date of this Agreement or solicited to sell its products or services during the three months prior to the date of this Agreement.

(f) The term Protected Employee shall refer to any employee of JRB who was employed by JRB as of the date of this Agreement.

5. The undersigned acknowledges and agrees that First Virginia could not be made whole by monetary damages in the event of any default by the undersigned of the terms and conditions set forth in this Agreement. It is accordingly agreed and understood that First Virginia, in addition to any other remedy which it may have at law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and specifically to enforce the terms and provisions hereof in any action instituted in any state or federal court having appropriate jurisdiction located in Virginia.


6. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

7. Except with respect to the covenants contained in paragraph 4 of this Agreement, which shall be governed by the terms set forth therein and shall be effective only upon consummation of the Merger, the covenants and obligations set forth in this Agreement shall expire and be of no further force and effect on the earlier of (a) the Effective Date of the Merger or
(b) the termination of the Merger Agreement in accordance with the terms thereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned as of the day and year first above written.

As to the undersigned,
signed in the presence of:


_______________________________    ______________________________________
                                   Name:     (Please print or type)



                                   FIRST VIRGINIA BANKS, INC.



                                   By:  ___________________________________
                                   Barry J. Fitzpatrick
                                   Chairman of the Board, President and
                                   Chief Executive Officer

                            STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Agreement") is made and entered into as of March 3, 2001, by and between James River Bankshares, Inc., a Virginia corporation ("Issuer"), and First Virginia Banks, Inc., a Virginia corporation ("Grantee").

     WHEREAS, Grantee and Issuer have entered into that certain Agreement and Plan of Reorganization, dated as of March 3, 2001 (the "Merger Agreement"), providing for, among other things, the merger of Issuer with and into Grantee, with Grantee as the surviving entity; and

     WHEREAS, as a condition and inducement to Grantee's execution of the Merger Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

     NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement except that "Effective Time" used herein shall have the same meaning as "Effective Date" in the Merger Agreement.

     2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 906,680 shares (as adjusted as set forth herein, the "Option Shares," which shall include the Option Shares before and after any transfer of such Option Shares) of common stock, $5.00 par value per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (subject to adjustment as set forth herein, the "Purchase Price") equal to $17.00; provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed the lesser of
(i) 19.9% of the Issuer's issued and outstanding shares of Issuer Common Stock without giving effect to any shares subject to or issued pursuant to the Option and (ii) that minimum number of shares of Issuer Common Stock which when aggregated with any other shares of Issuer Common Stock beneficially owned by Grantee or any Affiliate thereof would cause the provisions of any Takeover Laws of the Virginia Stock Corporation Act ("VSCA") to be applicable to the Merger.

     3.   Exercise of Option.

          (a) Provided that (i) Grantee or Holder (as hereinafter defined), as applicable, shall not be in material breach of its agreements or covenants contained in this Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event and prior to the termination of the Option. The Option shall terminate and be of no further force and effect upon the earliest to occur of
(A) the Effective Time, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Grantee pursuant to (i) Section 9.2(b) thereof (but only if such termination was a result of a willful breach by Issuer) or (ii) Section 9.2(c) thereof (each a "Default Termination")), (C) 12 months after a Default Termination, and (D) 12 months after any termination of the Merger Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event. Any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The term "Holder" shall mean the holder or holders of the Option from time to time, and which initially is the Grantee. The rights set forth in Section 7 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

          (b) As used herein, a "Purchase Event" means any of the following events subsequent to the date of this Agreement:

          (i) without Grantee's prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any Subsidiary of Grantee) to effect an Acquisition Transaction (as defined below). As used herein, the term Acquisition Transaction shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its Subsidiaries (other than transactions solely between Issuer's Subsidiaries and transactions involving Issuer or any Subsidiary in which the voting securities of Issuer outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into securities of the surviving entity or the parent thereof) at least 75% of the combined voting power of the voting securities of the Issuer or the surviving entity or the parent thereof outstanding immediately after the consummation of the transaction), (B) except as permitted by the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of Assets of Issuer or any of its Subsidiaries representing in either case 20% or more of the consolidated assets of Issuer and its Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its Subsidiaries (any of the foregoing, an "Acquisition Transaction"); or

          (ii) any person (other than Grantee or any Subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the 1934 Act), other than a group of which Grantee or any of its Subsidiaries is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the then-outstanding shares of Issuer Common Stock.

          (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

          (i) any person (other than Grantee or any Subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the 1934
Act), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "1933 Act") with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 15% or more of the then-outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

          (ii) the holders of Issuer Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than Grantee or any Subsidiary of Grantee) shall have (A) made a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the 1933 Act with respect to an Exchange Offer, or (C) filed an application (or given a notice), whether in draft or final form, under any federal or state statute or regulation (including a notice filed under the HSR Act and an application or notice filed under the BHC Act, the Bank Merger Act, or the Change in Bank Control Act of 1978) seeking the Consent to an Acquisition Transaction from any federal or state governmental or regulatory authority or agency.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the 1934 Act.

          (d) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior Consent of any governmental or regulatory agency or authority is required in connection with such purchase, Issuer shall cooperate with Holder in the filing of the required notice or application for such Consent and the obtaining of such Consent and the Closing shall occur immediately following receipt of such Consents (and expiration of any mandatory waiting periods).

          (e) Notwithstanding any other provision of this Agreement to the contrary, in no event shall:

          (i) Holder's (taking into account all other Holders) Total Profit (as defined below) exceed $4.0 million and, if it otherwise would exceed such amount, Holder, at its sole election, shall either (A) reduce the number of shares of Issuer Common Stock subject to the Option, (B) deliver to Issuer for cancellation without consideration Option Shares previously purchased by Holder, (C) pay cash to Issuer, or (D) any combination of the foregoing, so that Holder's actually realized Total Profit (together with the Total Profit realized by all other Holders) shall not exceed $4.0 million after taking into account the foregoing actions; and

          (ii) the Option be exercised for a number of shares of Issuer Common Stock as would, as of the date of exercise, result in Holder's (taking into account all other Holders) Notional Total Profit (as defined below) of more than $4.0 million; provided, that nothing in this clause (ii) shall restrict any exercise of the Option permitted hereby on any subsequent date.

As used in this Agreement, the term "Total Profit" shall mean the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by Holder pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 8; (ii) (x) the amount received by Holder pursuant to Issuer's repurchase of Option Shares pursuant to Section 8, less (y) Holder's purchase price for such Option Shares; (iii) (x) the net cash amounts received by Holder pursuant to the sale of Option Shares (or any other securities into which such Option Shares shall be converted or exchanged) to any unaffiliated person, less (y) Holder's purchase price of such Option Shares; and (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated person.

As used in this Agreement, the term "Notional Total Profit" with respect to any number of shares of Issuer Common Stock as to which Holder may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Holder and its affiliates as of such date, were sold for cash at the closing sale price per share of Issuer Common Stock as quoted on the Nasdaq National Market (or, if Issuer Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Holder) as of the close of business on the preceding trading day (less customary brokerage commissions).

          The provisions of this Section 3(e) shall apply to any Substitute Option (as defined below).

     4.   Payment and Delivery of Certificates.

          (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 13(f) hereof.

          (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in
Section 4(a), (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no pre-emptive rights, and
(B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

          (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE LAW AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF MARCH 3, 2001. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that: (i) the references in the above legend to resale restrictions of the 1933 Act shall be removed by delivery of substitute certificate(s) without such reference if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the references in the above legend to the provisions of this Agreement shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and
(ii) are both satisfied.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

     (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Holder to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid, and nonassessable, and shall be delivered free and clear of all liens, claims, charges, and encumbrances of any kind or nature whatsoever, including any preemptive rights of any shareholder of Issuer.

     6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

     (a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

     (b) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Laws and applicable state laws.

     7.   Adjustment upon Changes in Capitalization, etc.

          (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, if any, so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a) or pursuant to this Option), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, shall not exceed the lesser of (i) 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option and (ii) that minimum number of shares of Issuer Common Stock which when aggregated with any other shares of Issuer Common Stock beneficially owned by Grantee or any Affiliate thereof would cause the provisions of any Takeover Laws of the VSCA to be applicable to the Merger.

          (b) In the event that Issuer shall enter in an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or
(iii) to sell or otherwise transfer all or substantially all of its Assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation (in each case, such person being referred to as the "Substitute Option Issuer").

          (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The Substitute Option Issuer shall also enter into an agreement with the then-holder or holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

          (d) The Substitute Option shall be exercisable for such number of shares of the Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of the Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable.

          (e)  The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (x) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (y) Issuer in a merger in which Issuer is the continuing or surviving person, and (z) the transferee of all or any substantial part of the Issuer's assets (or the assets of its Subsidiaries).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the highest of (x) the price per share of the Issuer Common Stock at which a Tender Offer or Exchange Offer therefor has been made by any person (other than Grantee), (y) the price per share of the Issuer Common Stock to be paid by any person (other than the Grantee) pursuant to an agreement with Issuer, and (z) the highest last sale price per share of Issuer Common Stock quoted on the Nasdaq NMS (or if Issuer Common Stock is not quoted on the Nasdaq NMS, the highest bid price per share on any day as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Grantee) within the six-month period immediately preceding the agreement; provided, that in the event of a sale of less than all of Issuer's assets, the Assigned Value shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by Grantee (or by a majority in interest of the Grantees if there shall be more than one Grantee (a "Grantee Majority")) and reasonably acceptable to Issuer, divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. In the event that an exchange offer is made for the Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for the Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer (or if applicable, Acquiring Corporation). (If there shall be more than one Grantee, any such selection shall be made by a Grantee Majority.)

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the last sale price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merger person, as Grantee may elect.

          (f) In no event pursuant to any of the foregoing paragraphs shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of the Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for this clause (f), the Substitute Option Issuer shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (f) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (f). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee (or a Grantee Majority) and reasonably acceptable to the Acquiring Corporation.

          (g) Issuer shall not enter into any transaction described in subsection (b) of this Section 7 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the shares of Substitute Common Stock are in no way distinguishable from or have lesser economic value than other shares of common stock issued by the Substitute Option Issuer).

          (h) The provisions of Sections 8, 9, 10, and 11 shall apply, with appropriate adjustments, to any securities for which the Option becomes exercisable pursuant to this Section 7 and, as applicable, references in such sections to "Issuer," "Option," "Purchase Price" and "Issuer Common Stock" shall be deemed to be references to "Substitute Option Issuer," "Substitute Option," "Substitute Purchase Price" and "Substitute Common Stock," respectively.

     8.   Repurchase at the Option of Holder.

          (a) Subject to Section 3(e) and to the last sentence of Section 3(a), at the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 18 months immediately thereafter, Issuer shall repurchase from Holder the Option and all shares of Issuer Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 8 is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

          (i) the aggregate Purchase Price paid by Holder for any shares of Issuer Common Stock acquired by Holder pursuant to the Option with respect to which Holder then has beneficial ownership;

          (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

          (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.

          (b) If Holder exercises its rights under this Section 8, Issuer shall, within ten business days after the Request Date, pay the Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment Holder shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and Holder shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or Consent of any governmental or regulatory agency or authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for Consent and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such Consent). If any governmental or regulatory agency or authority disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Holder. If any governmental or regulatory agency or authority prohibits the repurchase in part but not in whole, then Holder shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such agency or authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Holder shall notify Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase.

               Notwithstanding anything herein to the contrary, all of Holder's rights under this Section 8 shall terminate on the date of termination of this Option pursuant to Section 3(a).

          (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i), (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii), or (iii) the highest last sale price per share of Issuer Common Stock quoted on the Nasdaq NMS (or if Issuer Common Stock is not quoted on the Nasdaq NMS, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by Holder) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's Assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer (which determination shall be conclusive for all purposes of this Agreement), divided by the number of shares of the Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by Holder and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Agreement.

          (d) As used herein, a "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the 1934 Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i), 7(b)(ii), or 7(iii) shall be consummated.

     9.   Registration Rights.

          (a) Issuer shall, subject to the conditions of subparagraph (c) below, if requested by any Holder, including Grantee and any permitted transferee ("Selling Holder"), as expeditiously as possible prepare and file a registration statement under the Securities Laws if necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Selling Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder in such request (it being understood and agreed that any such sale or other disposition shall be effected on a widely distributed basis so that, upon consummation thereof, no purchaser or transferee shall beneficially own more than 5% of the shares of Issuer Common Stock then outstanding), including, without limitation, a "shelf" registration statement under Rule 415 under the 1933 Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder.

          (b) If Issuer at any time after the exercise of the Option, but prior to the termination of the Option, proposes to register any shares of Issuer Common Stock under the Securities Laws in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Holder of its intention to do so and, upon the written request of Holder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by Selling Holder), Issuer will use all reasonable efforts to cause all such shares, the holders of which shall have requested participation in such registration, to be so registered and included in such underwritten public offering; provided, that Issuer may elect to not cause any such shares to be so registered (i) if the underwriters in good faith determine that the inclusion of such shares would interfere with the successful marketing of the shares of Issuer Common Stock for the account of Issuer, or (ii) in the case of a registration solely to implement a dividend reinvestment or similar plan, an employee benefit plan or a registration filed on Form S-4 or any successor form, or a registration filed on a form which does not permit registrations of resales; provided, further, that such election pursuant to clause (i) may only be made once. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subparagraph (b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among Selling Holders and any other person (other than Issuer or any person exercising demand registration rights in connection with such registration) who or which is permitted to register their shares of Issuer Common Stock in connection with such registration pro rata in the proportion that the number of shares requested to be registered by each Selling Holder bears to the total number of shares requested to be registered by all persons then desiring to have Issuer Common Stock registered for sale (other than Issuer or any person exercising demand registration rights in connection with such registration).

          (c) Issuer shall use all reasonable efforts to cause the registration statement referred to in subparagraph (a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, that Issuer may delay any registration of Option Shares required pursuant to subparagraph (a) above for a period not exceeding 90 days, provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer. Notwithstanding anything to the contrary contained herein, Issuer shall not be required to register Option Shares under the Securities Laws pursuant to subparagraph (a) above:

          (i) prior to the occurrence of a Purchase Event and following the termination of the Option;

          (ii) more than twice;

          (iii) within 90 days after the effective date of a registration referred to in subparagraph (b) above pursuant to which the Selling Holders concerned were afforded the opportunity to register such shares under the Securities Laws and such shares were registered as requested; and

          (iv) unless a request therefor is made to Issuer by Selling Holders holding at least 15% or more of the aggregate number of Option Shares then outstanding or the right to acquire at least 15% of the Option Shares.

               In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of 120 days from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

          (d) Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of Issuer's counsel), accounting expenses, printing expenses, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to subparagraph (a) or (b) above (including the related offerings and sales by Selling Holders) and all other qualifications, notifications or exemptions pursuant to subparagraph (a) or
(b) above. Underwriting discounts and commissions relating to Option Shares and any other expenses incurred by such Selling Holders in connection with any such registration (including expenses of Selling Holders' counsel) shall be borne by such Selling Holders.

          (e)  In connection with any registration under subparagraph (a) or
(b) above Issuer hereby agrees to indemnify the Selling Holders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the 1933 Act, against all expenses, losses, claims, damages and liabilities caused by any untrue statement of a material fact contained in any registration statement or prospectus (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement or any omission or alleged omission made in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Holder, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement or omission made in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

               Promptly upon receipt by a party indemnified under this subparagraph (e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subparagraph (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subparagraph (e), except to the extent such failure to notify materially prejudices the indemnifying party. In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel; provided, however, that the indemnifying party shall not be liable for the expenses of more than one firm of counsel for all indemnified parties in any jurisdiction. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

               If the indemnification provided for in this subparagraph (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, all Selling Holders and the underwriters from the offering of the securities and also the relative fault of Issuer, all Selling Holders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, that in no case shall any Selling Holder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

               In connection with any registration pursuant to subparagraph
(a) or (b) above, Issuer and each Selling Holder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subparagraph (e).

          (f) Issuer shall use its best efforts to comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by Holder in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rules 144 and 144A.

          (g) Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save Holder harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

     10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on the Nasdaq NMS or any other securities exchange or any automated quotations system maintained by a self-regulatory organization, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the Nasdaq NMS or any other securities exchange or any automated quotations system maintained by a self-regulatory organization and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     11. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     12.  Miscellaneous.

          (a) Expenses. Except as otherwise provided in Section 9, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

          (c) Entire Agreement; No Third-Party Beneficiary; Severability. This Agreement, together with the Merger Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer
(a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 12(h) and other than as provided in the Merger Agreement) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state governmental or regulatory agency or authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

          (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Virginia without regard to any applicable conflicts of law rules.

          (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

          (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the addresses set forth in the Merger Agreement(or at such other address for a party as shall be specified by like notice).

          (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

          (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Grantee may assign this Agreement to a wholly owned Subsidiary of Grantee and Grantee may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          (i) Further Assurances. In the event of any exercise of the Option by Holder, Issuer and Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

          (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

          (k) Confidentiality Agreements. The parties hereto agree that this Agreement supersedes any provision of the Confidentiality Agreements that could be interpreted to preclude the exercise of any rights or the fulfillment of any obligations under this Agreement, and that none of the provisions included in the Confidentiality Agreements will act to preclude Holder from exercising the Option or exercising any other rights under this Agreement or act to preclude Issuer from fulfilling any of its obligations under this Agreement.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

ATTEST:                                 JAMES RIVER BANKSHARES, INC.


By:  /s/ Donald W. Fulton, Jr.          By:  /s/ Harold U. Blythe
     -------------------------               --------------------------
     Secretary                               Harold U. Blythe
                                             President and Chief Executive
                                             Officer


[CORPORATE SEAL]


ATTEST:                                 FIRST VIRGINIA BANKS, INC.


By:  /s/ Barbara J. Chapman             By:  /s/ Barry J. Fitzpatrick
     -------------------------               ---------------------------
     Secretary                               Barry J. Fitzpatrick
                                             Chairman of the Board, President
                                             and Chief Executive Officer


[CORPORATE SEAL]